QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

2014 Annual Report to Shareholders for the period ended December 31, 2014

SUNCOR ENERGY INC.

ANNUAL REPORT 2014

SUNCOR
ENERGY

ANNUAL REPORT 2014 SUNCOR ENERGY INC.

CONTENTS FINANCIAL HIGHLIGHTS Earnings ($ millions) 2010 2011 2012 2013 2014 Net earnings 3 829 4 304 2 740 3 911 2 699 Operating earnings 2 634 5 674 4 847 4 700 4 620 Capital Expenditures and Cash Flow from Operations ($ millions) 2010 2011 2012 2013 2014 Capital expenditures 5 709 6 291 6 370 6 380 6 530 Cash flow from operations 6 656 9 746 9 733 9 412 9 058 Production (mboe/d) 2010 2011 2012 2013 2014 Exploration and Production 137.6 120.6 136.0 132.6 113.0 Oil Sands 318.2 339.3 359.2 392.5 421.9 Total 615.1 546.0 549.1 562.4 534.9 Return on Capital Employed (%) 2010 2011 2012 2013 2014 2 Message to Shareholders 6 Our Competitive Differentiators 8 2014 Goals 9 2015 Goals 10 2015 Corporate Guidance 11 Advisories 14 Management’s Discussion and Analysis 72 Management’s Statement of Responsibility for Financial Reporting 73 Management’s Report on Internal Control over Financial Reporting 74 Independent Auditor’s Report 76 Audited Consolidated Financial Statements and Notes 122 Supplemental Financial and Operating Information 132 Share Trading Information 133 Leadership and Board Members 11.4 13.8 11.5 8.6 7.2 Excluding the impact of significant impairments, ROCE for 2012 was 11.4%, 2014 was 11.5%. 5 159.3 Divested Production 86. 3. - 37.3 1 9

REFINING AND MARKETING Our Refining and Marketing business unit further unlocks the value of the upstream barrel through our strong refining and marketing network, which includes more than 1,400 Petro-Canada retail stations. WHERE WE OPERATE Head office Regional office Operated Non-operated Proposed Refining capacity Circles are scaled to relative net capacity DOWNSTREAM Norway United Kingdom London Stavanger Beta Aberdeen Buzzard Golden Eagle East Coast Canada Edmonton Calgary Denver / Commerce City Sarnia Mississauga Hebron Terra Nova Hibernia St. John’s White Rose Montreal Houston Head office Regional office Operated Non-operated Proposed Refining capacity Circles are scaled to relative net capacity Oil Sands MacKay River Syncrude Fort Hills Base Plant & Millennium Fort McMurray Firebag 360.5 Libya Tripoli KEY HIGHLIGHTS Rail shipments of inland crudes to Montreal averaged 33,000 bbls/d in 2014, resulting in lower crude feedstock costs. Completed enhancements to the hydrocracking unit at the Montreal refinery which is expected to improve product yields and profitability. Strong refinery utilization of 93% allowed the company to take advantage of its integrated business model. Retail gasoline market share leader in urban Canada for the past 10 years. $1.7 billion Operating earnings $2.2 billion Cash flow from operations 427,500 bbls/d Crude oil processed RESERVES AND RESOURCES 7.5 billion boe Gross proved plus probable reserves(1) 23.8 billion boe Contingent resources(1) • 60% In Situ and 22% Mining (1) Please see the Advisories section for more information on reserves and resources. FINANCIAL SUMMARY $2.1 billion of free cash flow Our dedication to capital discipline resulted in strong free cash flow. $5.5 billion in cash as at December 31, 2014 Our strong balance sheet enables us to fund strategic growth in a fluctuating business environment. $3.2 billion of cash returned to shareholders Our commitment to deliver competitive and sustainable returns to shareholders was evidenced through $1.5 billion in dividends and $1.7 billion in share repurchases. Oil Sands Production Growth (excluding Syncrude) (mbbls/d) AT A GLANCE Suncor’s vision is to be trusted stewards of valuable natural resources. Guided by our values, we will lead the way to deliver economic prosperity, improved social well-being and a healthy environment for today and tomorrow. OIL SANDS Our Oil Sands business unit is responsibly developing one of the world’s largest petroleum resource basins – the Athabasca oil sands – through both mining and in situ technologies. KEY HIGHLIGHTS Oil Sands production (excluding Syncrude) increased by over 8% to 390,900 bbls/d. Reduction in cash operating cost per barrel for the third consecutive year. Low-cost debottleneck projects increased capacity at existing facilities. Firebag produced above nameplate capacity of 180,000 bbls/d in the fourth quarter of 2014. Fort Hills mine project achieved all key milestones with engineering and construction activities 65% and 20% complete, respectively. $2.8 billion Operating earnings $5.4 billion Cash flow from operations 421,900 bbls/d Production volumes KEY HIGHLIGHTS Golden Eagle project achieved first oil in October and is anticipated to reach its peak production rate of approximately 18,000 boe/d (net) in 2015. Hebron gravity-based structure successfully moved to its deepwater location and is on track to achieve first oil in 2017. Profitable divestiture of non-core Wilson Creek assets to focus on assets in line with the company’s long-term strategy. Future exploration opportunities secured with new licences off the east coast of Canada and in the North Sea. $857 million Operating earnings $1.9 billion Cash flow from operations 113,000 boe/d Production volumes SUPPLY AND TRADING Supply and Trading provides midstream services including marketing and logistics activities to optimize our value chain. Our renewables business includes investments in seven operating wind farms. KEY HIGHLIGHTS New rail and marine loading and unloading arrangements expanded connectivity to Eastern Canada, the U.S. and new coastal markets. Optimization of our midstream assets added approximately $2/bbl in value to our Oil Sands production in 2014. Secured new pipeline access to the U.S. Gulf Coast. Over 11 million barrels of storage capacity across North America supporting our marketing and trading activities. UPSTREAM MIDSTREAM EXPLORATION AND PRODUCTION Our Exploration and Production business unit is focused on delivering value and growth through the development and operation of high-margin crude oil assets. $144 million Operating earnings $90 million Cash flow from operations $2/bbl Incremental earnings OVERVIEW 2010 2011 2012 2013 2014 250 283.0 304.7 324.8 360.5 390.9

Suncor is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, product marketing under the Petro-Canada brand and a renewable energy portfolio.

A member of Dow Jones Sustainability indexes, FTSE4Good and the Carbon Disclosure Project, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100.

Key Indicators

Year ended December 31	2010	2011	2012	2013	2014

Financial (dollars per common share)

Net earnings	2.45	2.74	1.77	2.61	1.84

Operating earnings	1.69	3.61	3.14	3.13	3.15

Cash flow from operations	4.25	6.20	6.30	6.27	6.19

Dividend	0.40	0.43	0.50	0.73	1.02

Financial ($ millions)

Operating revenues (net of royalties)	31 315	38 339	38 107	39 593	39 862

Total assets	68 607	74 741	76 401	78 315	79 671

Key Metrics

Total debt to total debt plus shareholders' equity (%)	26	22	22	22	24

Net debt to cash flow from operations (times)	1.7	0.7	0.7	0.7	0.9

This Annual Report contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. Refer to the Advisories section of this Annual Report for information on the material risk factors and assumptions underlying our forward-looking information.

Certain financial measures in this Annual Report – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs and free cash flow – are non-GAAP financial measures and therefore not prescribed by GAAP. Refer to the Advisories section of the Management's Discussion and Analysis dated February 26, 2015 (MD&A) of this Annual Report and the Five-Year Financial Summary of this Annual Report for definitions of these non-GAAP measures, information on where to find reconciliations of these non-GAAP financial measures to the relevant GAAP measures and certain other advisories. In the case of ROCE as adjusted in 2012 and 2014, see the quarterly reports dated February 3, 2014 and February 4, 2015.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Crude oil and natural gas liquids (NGL) volumes have been converted to mcfe on a one bbl to six mcf basis in this Annual Report. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories section of this Annual Report. For a list of abbreviations that may be used in this Annual Report, refer to the Advisories section of the MD&A.

Financial measures in this Annual Report relating to 2010 to 2014 are based on information prepared in accordance with International Financial Reporting Standards. Effective January 1, 2013, Suncor adopted new and amended accounting standards, defined in the Accounting Policies and Critical Accounting Estimates section of the MD&A. Comparative figures presented in this Annual Report pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results prior to and including 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    1

MESSAGE TO
SHAREHOLDERS

"Suncor is prepared for change and committed to operational excellence. Our experience, discipline and strategy provide a resilience that Suncor shareholders can depend on in uncertain times."

Steve Williams

2   SUNCOR ENERGY INC. ANNUAL REPORT 2014

This past year has reinforced the notion that the only thing in life that's constant is change. The rapid decline in oil prices has, for some, created challenge and uncertainty. For us at Suncor, the downturn has demonstrated how a sound balance sheet, integrated model and focused strategy can be constants that help a company not only weather a sea of change, but emerge stronger.

There are three areas I'd like to report against in my message to you, our shareholders: our approach in an uncertain price environment, our actions, achievements and challenges in 2014, and our outlook for 2015 and beyond.

We all share in the discomfort of a softening economy, even when it is driven primarily by changes to global energy supply and demand. As we survey the energy and economic landscape, we know the rate of change can be swift.

We know Suncor is prepared for change and committed to operational excellence. I'd like to share with you why our experience, discipline and strategy provide a resilience that Suncor shareholders can depend on in uncertain times.

Our objectives are simple and straightforward. The fundamentals are:

1.
optimize the base business
2.
pursue profitable growth
3.
return cash to shareholders
4.
be an industry leader in sustainability

I'll talk more about our 2014 achievements in these areas, but what underlies our progress is a relentless commitment to capital discipline. It's a challenge our entire team has embraced. Our prudent, disciplined approach has been integral to building our strong balance sheet and financial strength. Consequently, we're well-positioned to weather periods of low crude prices.

In response to the current low crude price environment, we have elected to defer some capital spending. This means that projects such as MacKay River 2 and the White Rose Extension will await more favourable market conditions. To be clear, this means we'll carefully stage these projects so that when the time comes to bring them back into development, previously invested capital will be preserved.

This scrutiny on what and where we're spending reflects our capital discipline. This approach has served us well. Along with the co-owners for the Joslyn mining project we decided to defer a sanction decision while we look to optimize the development plan, and we continued to divest non-core assets when the market was favourable. When the market turned, we had a head start on capital efficiencies. Cost management has been an ongoing focus for us, and we've increased the intensity and pace of these efforts in the wake of a substantial fall in crude oil prices. Early in 2015 we reduced our capital budget by $1 billion and we plan to make an additional $600 to $800 million reduction to our operating budget over the next two years.

We've also reduced the size of our workforce and implemented a number of directives around discretionary spending to continue to drive a sustainable, cost-conscious culture across all levels of the organization. The Suncor team is rallying during these uncertain times, and I am very proud of the way they are delivering results.

Importantly, our cost-conscious culture will not deter our focus on safe, reliable and environmentally sound operations. Our performance in these areas is critical to the long-term viability and success of Suncor. The programs and efforts that support that performance will remain firmly in place going forward.

Prudent cost management has not only helped us build a strong balance sheet to sustain us when the inevitable downturn in crude pricing came along, but also preserve and enable long-life projects such as Fort Hills and Hebron. We will continue to grow our business for the future.

Growth requires access to markets. In this regard, we're well-positioned with more than 600,000 barrels per day of takeaway capacity for our oil sands production. We have significant midstream capacity, a fact that we've historically understated. We have decades of experience safely moving petroleum products around the globe by pipeline, rail, truck and marine. This includes thousands of kilometres of operated and common carrier pipelines, a fleet of more than 7,000 rail cars, access to extensive trucking and marine operations, and access to more than 11 million barrels of storage capacity at terminals strategically located across North America. In 2014, our midstream assets and expertise added an average of $2 to every oil sands barrel we produced.

Suncor is well-positioned to manage through the downturn while preserving growth opportunities for the future.

Our actions, achievements and challenges in 2014

Safe, reliable and environmentally responsible operations are integral to our success. When it comes down to it, what matters the most is people. We want to send our colleagues home safely to their loved ones at the end of every day. And, in the early part of 2014, we fell far short of that goal. On behalf of the entire Suncor family, I again extend our deepest condolences to the family and friends of those who died in 2014.

Following these fatalities, we redoubled our efforts, focusing on meaningful dialogue with our teams. In addition to broad employee engagement, senior leaders across the company delivered over 100 safety stand down sessions. We also established a Safety Step Change Task

SUNCOR ENERGY INC. ANNUAL REPORT 2014    3

Force. Working with the local union leadership, this group has developed 16 safety solutions which we're implementing in 2015. We will not take our focus off these efforts.

Looking back over 2014, I am pleased with our continued improvements in operational performance. We achieved production of 534,900 boe/d, which included 421,900 bbls/d from Oil Sands and 113,000 boe/d from Exploration and Production. Although the unplanned maintenance at Oil Sands was disappointing, the strong growth trend at Oil Sands continued. Our oil sands production grew by eight per cent due to increased volumes from Firebag. Incremental, low-cost debottlenecking improvements, such as the MacKay River debottlenecking project, are not only highly profitable, but they also improve the overall reliability of our operations.

Our relentless focus on operational excellence also extended to our upgrading and refining facilities. Building on the step changes we made in 2013 to improve the reliability of our upgraders, I believe an upgrader utilization rate of 90 per cent is both achievable and sustainable. Strong performance year over year from our refineries resulted in a refinery utilization rate of 93 per cent despite planned maintenance activities.

I've often referred to the benefits of our integrated model. Over the course of the year, we furthered our midstream flexibility by adding new infrastructure such as the rail offloading and marine terminal on the St. Lawrence Seaway and additional storage capacity on the U.S. Gulf Coast. We also began shipping heavy crude on TransCanada's Gulf Coast Pipeline. As a result, we captured global-based pricing on volumes equivalent to 97 per cent of our upstream production. This speaks not only to the logistics infrastructure we added and the agreements we made, but also to the deep expertise within our supply and trading team. We increased our operational flexibility, provided expanded connectivity to current markets and access to new markets. Having the assets and right operating model is one thing; it's what you do with it that matters.

This pricing downturn underscores why it is essential we continue to focus on driving down our oil sands cash operating costs. We have persevered in this area, and year-over-year we have steadily decreased our oil sands cash operating costs. In 2014 alone, we reduced oil sands cash costs by nine per cent to $33.80 per barrel, and we're driving towards a further reduction for 2015.

A capital discipline mindset applies to how we run our existing operations and also to our future growth projects. We have made significant progress on the Fort Hills mining project. With over 3.0 billion barrels of proved plus probable reserves, 1.25 billion barrels net to Suncor, this project has an expected operating life of over 50 years with an anticipated cash operating cost of less than $25 per barrel. The cost and schedule for this project have not changed; we are still targeting first oil for the fourth quarter of 2017 and, to date, we have achieved all critical milestones according to plan.

We are also making significant progress on our growth projects in Exploration and Production. The Golden Eagle Area Development achieved first oil in 2014 and the Hebron project continued to progress on budget and schedule, with first oil still anticipated in late 2017. As well, we secured a number of long-term exploration opportunities in East Coast Canada and the North Sea, which provide us with potential growth in established resource basins with experienced partners.

On the financial front, in 2014 we continued to return significant cash to shareholders by allocating approximately $3.2 billion to dividends and share repurchases, a 14 per cent increase versus 2013. Since initiating the share buyback program in 2011, Suncor has invested approximately $5.3 billion to repurchase and cancel 10 per cent of our outstanding shares.

Suncor's dividend continues to be one of the most competitive, reliable and sustainable in the industry. With two increases totalling over 40 per cent, 2014 marked the 12th consecutive year in which Suncor's dividend has increased.

(1)
The figures provided are calculated based on the average shares outstanding in each year.

Our outlook for 2015 and beyond

In 2015 we will continue to focus on safe, reliable, sustainable and profitable operations. We will work to become the most reliable and lowest cost operator in the sector, while exercising capital discipline and maintaining a strong balance sheet.

Looking ahead, technology and innovation will be key to sustainable energy development. That's why we're investing approximately $150 million a year in research and

4   SUNCOR ENERGY INC. ANNUAL REPORT 2014

development activity that increases production and profitability while reducing our environmental footprint. As a founding member of Canada's Oil Sands Innovation Alliance (COSIA), we're leading more than 20 environmental technology projects and actively participating in an additional 40. Efforts to continue to improve our environmental performance include a 20 per cent decrease in water use at Oil Sands versus 2013. We continue to work towards achieving our sustainability goals announced in 2009.

"We will work to become the most reliable and lowest cost operator in the sector, while exercising capital discipline and maintaining a strong balance sheet."

I'm particularly pleased with the progress we made to improve our water management practices. In May 2014, we commissioned our $190 million wastewater treatment facility at Oil Sands base plant and, as part of our COSIA involvement, we announced the Water Technology Development Centre at Firebag. This facility will advance new water treatment and recycling technologies for in situ operations. We are also running a SAGD produced water treatment pilot project at our MacKay River facility in partnership with COSIA, GE and Alberta Innovates. The goal is to find ways to treat and reuse water more consistently within the in situ process which could result in improved plant operation, lower costs for water treatment processes, and lower GHG emissions.

Part of being a sustainable energy company is recognizing that climate change is a real global challenge and that our operations have an environmental impact. I also believe that, while we transition to a lower carbon future, fossil fuels are an essential component of our energy mix and can be part of the solution. The world needs energy. At Suncor, we believe that, by investing in technology and innovation, we will continue to lower the carbon footprint of oil sands, with the aim of bringing it in line with, or better than, other crudes.

A carbon price is one method that governments around the world are considering in order to reduce greenhouse gas emissions. What's important to remember is that all CO2 molecules are equal in their impact on the environment and so any form of carbon levy should be applied broadly and equitably to avoid economically disadvantaging any single sector or set of companies. As a member of the Advisory Committee to the Eco-Fiscal Commission, we are seeking to identify for consideration progressive fiscal policies that will support economic growth and improved environmental performance.

Our social responsibilities and commitments are also a key part of what defines Suncor. One area of focus is to cultivate, support and train the leaders of tomorrow. Not only does the Suncor Energy Foundation make multi-year commitments to several of Canada's universities and technical schools, but this past year we announced a partnership with the Banff Centre to create a four-week social innovation program. The program will be led by expert faculty from the University of Waterloo and the Banff Centre, and its purpose is to foster new thinking, leadership and collaboration to help address complex problems at a system-wide level.

The Suncor Board continues to provide strong guidance. Their support and stewardship has ensured that we're more than able to progress our strategic plan even in uncertain times. Two of our Board members, Jacques Lamarre and Paul Haseldonckx will retire from the Board, at our AGM this year. I'd like to thank them for their commitment and contributions over the years. At the same time, I'd like to welcome Jacynthe Côté who joined the Board earlier this year. Our Board's guidance, combined with the resilience, spirit and diligence of our employees, will serve Suncor well.

No one knows with certainty how the pricing environment will evolve in the future, but I believe the steps we've taken over the past several years position Suncor to benefit in an improved price environment and to successfully manage through the inevitable downturns. We will do this while at the same time honouring the commitments we've made to our stakeholders, community partners, employees and shareholders.

Steve Williams
President and Chief Executive Officer

SUNCOR ENERGY INC. ANNUAL REPORT 2014    5

OUR COMPETITIVE DIFFERENTIATORS

Suncor's significant asset base, strong balance sheet and integrated model set us apart from our peers. We strive to be the low-cost competitor in our sector. Capitalizing and executing on these differentiators has contributed to our industry-leading position and provided the foundation for delivering long-term value for shareholders.

1	Reserves and resources base

 Mining and in situ developments in the Athabasca oil sands
– one of the largest resource bases in the world.

7.5 billion boe of proved plus probable reserves.

Over 38 years of production at current rates.

Significant capital projects to profitably grow production.

 For more information on our reserves and resources base refer to our Annual Information Form dated February 26, 2015.

2	Industry expertise

 Decades of experience responsibly developing the largest stake in the oil sands.

Diverse offshore investment portfolio including all current producing assets and major development projects in East Coast Canada.

Extensive experience in the midstream and downstream business including refining, marketing, supply and trading activities.

3	Sustainable development

 COSIA alliance has shared 777 environmental technologies that cost over $950 million to develop.

Contributing to strong, sustainable communities by investing more than $140 million since 1998 on social programs through Suncor and the Suncor Energy Foundation.

Named in the UN Global Compact 100 stock index (2014-15) and a member of the Global 100 Most Sustainable Corporations list by Corporate Knights.

For more information on our sustainable development refer to Suncor's 2014 Report on Sustainability.

6   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Upstream Crude Production(1)

4
A proven integrated model

 From the ground to the gas station, we optimize profits through each link in the value chain.

Flexible model allows us to take advantage of fluctuating market prices. In 2014 we accessed global pricing on 97% of our upstream production.

	Operational flexibility increased with the expansion of pipeline, rail and marine capacity and access.	(1) Based on Suncor's crude oil and liquids production volumes for 2014. Oil Sands includes Syncrude volumes and third-party condensate used for blending.

5	Financial strength

 Strong balance sheet will enable development of long-life strategic projects to continue in the lower crude price environment.

Our focus on capital discipline and proven ability to spend within our means has resulted in free cash flow of $2.1 billion in 2014 and over $11 billion in the last five years.

Returning value to shareholders through share repurchases of over 10% since 2011 and a 40% increase in dividends from the prior year.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    7

2014 GOALS

How we delivered

In 2014 we made significant progress advancing our business strategy and further enhancing our competitive position.

8   SUNCOR ENERGY INC. ANNUAL REPORT 2014

2015 GOALS

How we will get there

Our fundamental goals remain the same, with operational excellence, capital discipline and profitable growth being key to our strategy.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    9

2015 CORPORATE GUIDANCE

The following table highlights forecasts from Suncor's 2015 Full Year Outlook and actual results for the year ended December 31, 2014. For further details regarding Suncor's 2015 Full Year Outlook including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	Actual year ended December 31, 2014	2015 Full year outlook January 13, 2015

Oil Sands operations (bbls/d)	390,900	410,000 – 440,000

Syncrude (bbls/d)	31,000	32,000 – 36,000

Exploration and Production – Canada (boe/d)	58,600	53,000 – 58,000

Exploration and Production – International (boe/d)(1)	54,400	45,000 – 51,000

Total production (boe/d)	534,900	540,000 – 585,000

Refinery throughputs

Eastern North America (bbls/d)	199,200	190,000 – 210,000

Western North America (bbls/d)	228,300	220,000 – 240,000

Refinery utilization(2)

Eastern North America	90%	86% – 95%

Western North America	95%	92% – 100%

(1)
At the time of publication, production in Libya continues to be affected by political unrest and, therefore, guidance is not being provided. Suncor Total Production excludes Libya production.

(2)
Refinery utilizations are based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

Suncor anticipates Oil Sands operations average production between 410,000 bbls/d and 440,000 bbls/d in 2015. The increase from 2014 assumes higher production from Firebag, increased production from MacKay River as a result of the debottleneck work in 2014, and increased mine production. The outlook includes the impacts of routine planned maintenance on two coker units throughout 2015. There are no major turnarounds scheduled for 2015.

For Exploration and Production – Canada, Suncor anticipates average production between 53,000 boe/d and 58,000 boe/d in 2015. The decrease assumes natural declines in reservoir performance, partially offset by increased production from the Hibernia South Extension Unit in 2015.

For Exploration and Production – International, Suncor anticipates average production between 45,000 boe/d and 51,000 boe/d in 2015. The decrease assumes natural declines in Buzzard production partially offset by the anticipated ramp up of Golden Eagle production in 2015.

Refinery throughputs and utilization are consistent with 2014 results and the impact of routine planned maintenance activities in 2015.

Capital Expenditures(1)

($ millions)	2015 Full year outlook January 13, 2015	% Growth capital(2)

Oil Sands operations	2,150 – 2,400	10%

Oil Sands ventures	1,700 – 1,850	90%

Oil Sands total	3,850 – 4,250	45%

Exploration and Production	1,450 – 1,550	95%

Refining and Marketing	750 – 800	5%

Corporate, Energy Trading and Eliminations	150 – 200	70%

	6,200 – 6,800	50%

(1)
Capital expenditures exclude capitalized interest of $350 million – $450 million.

(2)
Balance of capital expenditures represents sustaining capital. For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

10   SUNCOR ENERGY INC. ANNUAL REPORT 2014

ADVISORIES

Forward-Looking Information

This Annual Report contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions. Forward-looking statements and other information in this Annual Report include those statements identified in the Advisories – Forward-Looking Information section of the MD&A contained in this Annual Report as well as the following:

•
A sound balance sheet, integrated model and focused strategy can be constants that help a company, like Suncor, not only weather a sea of change, but emerge stronger;

•
Suncor's vision and strategies, including optimizing the base business, pursuing profitable growth, returning cash to shareholders and being an industry leader in sustainability;

•
Suncor's belief that it will continue to grow its business in the future and that it is well positioned to manage through the downturn while preserving growth opportunities for the future;

•
Suncor's belief that it is well positioned to weather periods of low crude prices;

•
Suncor's expectation that it will carefully stage projects so that, when the time comes to bring these projects back into development, previously invested capital will be preserved;

•
Suncor's capital expenditure outlook and production, refinery throughput and refinery utilization guidance for 2015, and the expectation that it will make an additional $600 to $800 million reduction to its operating budget over the next two years;

•
Suncor's belief that an upgrader utilization rate of 90 per cent is both achievable and sustainable;

•
Suncor's expectation of further reductions in cash operating costs per barrel for 2015;

•
Suncor's belief that cash operating costs of less than $25 per barrel at Fort Hills are achievable and that Fort Hills will have an operating life of over 50 years;

•
Suncor's outlook for 2015 and beyond, and its plan to work towards becoming the most reliable and lowest cost operator in the sector while exercising capital discipline and maintaining a strong balance sheet;

•
Suncor's investments, including those in research and development;

•
Suncor's expectations around future environmental performance, including Suncor's goal to continue to lower the carbon footprint of oil sands production, with the aim of bringing it in line with, or better than, other crudes;

•
Suncor's expectation that 7.5 billion boe of proved plus probable reserves will provide over 38 years of production at current rates;

•
Suncor's commitments to its stakeholders, community partners, employees and shareholders; and

•
Suncor's 2015 goals, including those around operational excellence, maintenance and reliability, industry leading returns, enhancing culture and workforce performance, and achieving sustainability targets.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    11

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form/Form 40-F dated February 26, 2015 available at www.sedar.com and www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor's anticipated cash operating costs of less than $25 per barrel at Fort Hills is based on a benchmarking study performed for the Fort Hills Partnership which took actual costs incurred by the industry and applied them to the Fort Hills mine plan, including adjustments to haul tonnage, distance, energy use, water use, and tailings management.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$59 per barrel; Brent, Sullom Voe of US$65 per barrel; and WCS, Hardisty of US$42 per barrel. In addition, the guidance is based on the assumption of a natural gas price (AECO-C Spot) of Cdn$3 per GJ and a US$/Cdn$ exchange rate of $0.85. Assumptions for the Oil Sands and Syncrude 2015 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2015. Assumptions for the Exploration and Production – Canada and Exploration and Production – International 2015 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2015 corporate guidance include, but are not limited to: Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third-party infrastructure. Production estimates could be negatively impacted by issues with third- party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively. The successful execution of maintenance and startup of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; and Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Reserves and Resources

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to Advisories – Measurement Conversion section of the MD&A.

12   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Reserves and contingent resources information presented herein is presented as Suncor's working interests (operating and non-operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2014, except in the case of the contingent resources attributed to Syria (approximately 206 mmboe, which is at December 31, 2011) and except in the case of Fort Hills mentioned at 3.0 billion barrels of proved plus probable reserves, which is the project's reserves (1.25 billion barrels net to Suncor). Contingent resources are sub-classified as follows: Development Pending (0.5%); Development On Hold (2.5%); Development Unclarified (88.4%); and Development Not Viable (8.6%). For more information on Suncor's reserves and contingent resources, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and resources and the product types reasonably expected, as well as the sub-classification of contingent resources, please see Suncor's most recent Annual Information Form dated February 26, 2015 available at www.sedar.com and www.sec.gov. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty as to timing of development or that it will be commercially viable to produce the contingent resources.

The contingent resource estimates provided herein are best estimates of the quantities that are potentially recoverable. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate of potentially recoverable volumes is generally prepared independent of the risks associated with achieving commercial production. There are numerous uncertainties inherent in estimating quantities and quality of these proved and probable reserves and contingent resources, including many factors beyond our control. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of infrastructure or markets.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    13

MANAGEMENT'S DISCUSSION AND ANALYSIS February 26, 2015

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2014 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and the Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

14   SUNCOR ENERGY INC. ANNUAL REPORT 2014

MD&A – Table of Contents

16	Financial and Operating Summary

18	Suncor Overview

20	Financial Information

24	Segment Results and Analysis

38	Fourth Quarter 2014 Analysis

40	Quarterly Financial Data

43	Capital Investment Update

47	Financial Condition and Liquidity

52	Accounting Policies and Critical Accounting Estimates

56	Risk Factors

61	Other Items

62	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Accounting Policies and Critical Accounting Estimates section of this MD&A. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results in 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    15

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2014	2013	2012

Operating revenues, net of royalties	39 862	39 593	38 107

Net earnings	2 699	3 911	2 740

per common share – basic	1.84	2.61	1.77

per common share – diluted	1.84	2.60	1.76

Operating earnings(1)	4 620	4 700	4 847

per common share – basic	3.15	3.13	3.14

Cash flow from operations(1)	9 058	9 412	9 733

per common share – basic	6.19	6.27	6.30

Dividends paid on common shares	1 490	1 095	756

per common share – basic	1.02	0.73	0.50

Weighted average number of common shares in millions – basic	1 462	1 501	1 545

Weighted average number of common shares in millions – diluted	1 465	1 502	1 549

ROCE(1)(2) (%)

For the twelve months ended	8.6	11.5	7.2

Capital Expenditures(3)	6 530	6 380	6 370

Sustaining	3 014	3 725	3 252

Growth	3 516	2 655	3 118

Free cash flow(1)	2 097	2 635	2 776

Balance Sheet (at December 31)

Total assets	79 671	78 315	76 401

Long-term debt(4)	12 523	10 660	10 249

Net debt	7 834	6 256	6 639

Total liabilities	38 068	37 135	37 186

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
ROCE excludes capitalized costs related to major projects in progress.

(3)
Excludes capitalized interest.

(4)
Includes current portion of long-term debt.

16   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Operating Summary

Year ended December 31	2014	2013	2012

Production Volumes (mboe/d)

Oil Sands	421.9	392.5	359.2

Exploration and Production	113.0	169.9	189.9

Total	534.9	562.4	549.1

Production Mix

Crude oil and liquids / natural gas (%)	99/1	94/6	91/9

Average Price Realizations ($/boe)

Oil Sands operations	87.46	82.83	81.69

Exploration and Production	103.05	91.44	84.05

Refinery crude oil processed (mbbls/d)	427.5	431.3	431.4

Refinery Utilization(1)(2) (%)

Eastern North America	90	91	89

Western North America	95	96	100

	93	94	95

(1)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery nameplate capacity increases:
•
Effective January 1, 2014, Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d;
•
Effective January 1, 2013, Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d;
•
Effective January 1, 2012, Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d; and
•
Prior years' utilization rates have not been recalculated and reflect the lower nameplate capacities.

Segment Summary

Year ended December 31 ($ millions)	2014	2013	2012

Net earnings (loss)

Oil Sands	1 776	2 040	468

Exploration and Production	653	1 000	138

Refining and Marketing	1 692	2 022	2 137

Corporate, Energy Trading and Eliminations	(1 422)	(1 151)	(3)

Total	2 699	3 911	2 740

Operating earnings (loss)(1)

Oil Sands	2 771	2 098	2 025

Exploration and Production	857	1 210	850

Refining and Marketing	1 692	2 022	2 152

Corporate, Energy Trading and Eliminations	(700)	(630)	(180)

Total	4 620	4 700	4 847

Cash flow from (used in) operations(1)

Oil Sands	5 400	4 556	4 407

Exploration and Production	1 909	2 316	2 227

Refining and Marketing	2 178	2 618	3 138

Corporate, Energy Trading and Eliminations	(429)	(78)	(39)

Total	9 058	9 412	9 733

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    17

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically, we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators: an industry-leading oil sands resource base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our resources – Suncor's growth portfolio is focused on projects, such as Fort Hills, that are expected to provide long-term profitability for the company. The company's significant resource base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost debottlenecking and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit through each step of the value chain. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2014 Highlights

Financial results summary.

•
Net earnings for 2014 were $2.699 billion, compared to $3.911 billion in 2013.

•
Operating earnings(1) for 2014 were $4.620 billion, compared to $4.700 billion in 2013.

•
Cash flow from operations(1) for 2014 was $9.058 billion, compared to $9.412 billion in 2013.

•
ROCE(1) (excluding major projects in progress) decreased to 8.6% for the twelve months ended December 31, 2014, compared to 11.5% for the twelve months ended December 31, 2013.

Return of cash to shareholders increases by more than 14%.

•
Suncor continued to deliver on its commitment to shareholders by returning $3.2 billion through dividends and share repurchases.

•
The company returned $1.7 billion through the purchase of 42 million common shares in 2014, at a weighted average price of $39.76 per share. Further repurchases have been suspended in response to the current lower crude price environment.

•
The company returned $1.5 billion in dividends, reflecting a 40% increase to Suncor's quarterly dividend compared to the prior year, demonstrating our dedication to returning value to shareholders.

Suncor's commitment to capital discipline, operational excellence and long-term profitable growth generated $2.1 billion in free cash flow(1).

•
Suncor's approach to prudent capital spending in 2014 resulted in the company finishing the year $300 million below its revised 2014 capital guidance of $6.8 billion, and ending the year with $5.5 billion in cash and cash equivalents.

(1)
Operating earnings, cash flow from operations, ROCE, and free cash flow are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

18   SUNCOR ENERGY INC. ANNUAL REPORT 2014

•
In response to a declining price environment, Suncor announced a reduction to its 2015 capital program by $1 billion, including the deferral of some projects that have not been sanctioned, without impacting the company's continued safety, reliability and environmental performance.

•
A decision was made with the co-owners of the Joslyn mining project to scale back certain development activities, reinforcing the company's disciplined approach to capital allocation.

•
The sale of Wilson Creek assets in the Exploration and Production (E&P) segment and the agreement to sell Pioneer Energy retail assets combined with the acquisition of a sulphur recovery facility in the Refining and Marketing segment reinforced Suncor's continued focus on assets that are aligned with the company's long-term strategy.

Continued focus on cost management enabled Suncor to decrease Oil Sands cash operating costs per barrel by 9%.

•
Suncor reduced annual cash operating costs per barrel(1) from $37.00/bbl in 2013 to $33.80/bbl in 2014.

•
Suncor's 2015 cost reduction announcement also included a $600 million to $800 million targeted reduction in operating costs to maximize profitability on each barrel of production. The current pricing environment has reinforced the importance of Suncor's disciplined approach to cost management.

Suncor's strong balance sheet has effectively positioned the company to move forward on profitable long-term growth projects.

•
The Fort Hills mining project continues on schedule and all critical milestones set for 2014 have been achieved. The project is expected to produce first oil as early as the fourth quarter of 2017 with a ramp up to 90% of its planned gross production capacity of 180,000 bbls/d within twelve months.

•
Golden Eagle achieved first oil during 2014 and is expected to reach peak production of approximately 18,000 boe/d (net) during 2015.

•
Investments in offshore developments, including Hebron and long-term exploration opportunities in East Coast Canada and the North Sea, provide Suncor with growth opportunities in established resource basins.

Continued investment in integration and market access strategies.

•
The price volatility experienced in the latter half of 2014 reinforced the importance of Suncor's strategy to enhance marketing flexibility to maximize profitability.

•
Refining and Marketing increased rail shipments of inland priced crudes to the Montreal refinery, which averaged 33,000 bbls/d in 2014.

•
Crude by rail, combined with the anticipated reversal of Enbridge's Line 9, is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in the latter part of 2015.

•
The company also increased its midstream flexibility with new logistic arrangements, including an offloading agreement at a rail and marine terminal in Tracy, Quebec and increased storage capacity at the U.S. Gulf Coast. Suncor also completed marine shipments of crude to the U.S. Gulf Coast when conditions were favourable.

•
Suncor began shipments of heavy crude on TransCanada's Gulf Coast Pipeline, which provided more than 70,000 bbls/d of access to U.S. Gulf Coast pricing for both light and heavy crudes.

•
The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 97% of its upstream production in 2014, compared to 88% in 2013.

Oil Sands operations grows production with strong Firebag performance.

•
Oil Sands operations increased annual production in 2014 by 8%.

•
Production levels at Firebag have increased by more than 65% since 2012, and the facility attained rates above nameplate capacity of 180,000 bbls/d in the fourth quarter of 2014.

•
Strong infill well performance and optimized reservoir management strategies contributed to a record low steam-to-oil ratio (SOR) of 2.8 at Firebag for the year.

•
Suncor achieved first oil at the MacKay River debottleneck project, providing low-cost capacity growth.

•
Suncor continues to advance Oil Sands Base projects that are directed towards operational efficiencies and improved reliability.

A continued focus on operational excellence and improved reliability.

•
Demonstrated reliability and continuous improvements of the company's refining facilities resulted in 93% overall refinery utilization despite planned maintenance. Modifications to the Montreal refinery were completed in 2014 and are expected to improve overall production yields.

•
The company continues to focus on improving facility utilization and workforce productivity, including In Situ debottlenecks and increasing upgrader reliability to target a 90% utilization rate of 315,000 bbls/d by 2017.

(1)
Cash operating costs per barrel is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    19

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings for 2014 were $2.699 billion, compared to $3.911 billion in 2013. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2014 and 2013 included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $722 million in 2014, compared with a loss of $521 million in 2013.

•
In 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax impairment charge of $718 million.

•
In the second quarter of 2014, as a result of the shut-in of production in Libya due to the closure of certain export terminals and the company's production forecasts for the remaining contract terms, the company performed an impairment test on its Libyan assets, resulting in an after-tax impairment charge of $297 million.

•
The company recorded after-tax impairment charges of $223 million in 2014 in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed. These assets included a pipeline and related compressor, as well as steam generator components.

•
In 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek oil and gas assets in E&P Canada.

•
Suncor recorded a current income tax and associated interest charge of $54 million in 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures in the Oil Sands segment in a prior period.

•
In 2014, the company recorded after-tax earnings of $32 million for a 1.2 million barrels of oil reserves redetermination related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the E&P segment against its assets in Syria, Libya and E&P Canada. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
Suncor recorded an after-tax charge of $58 million in 2013 as a result of not proceeding with the Voyageur upgrader project.

•
In 2013, Suncor recorded an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business in E&P Canada.

20   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Operating Earnings

Consolidated Operating Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2014	2013	2012

Net earnings as reported	2 699	3 911	2 740

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Impairments net of reversals and provisions(2)	1 238	563	689

Recognition of risk mitigation proceeds	—	(223)	—

Net impact of not proceeding with the Voyageur upgrader project(3)	—	58	1 487

Gain on significant disposals	(61)	(130)	—

Impact of income tax adjustments on deferred income taxes(4)	54	—	88

Reserves redetermination	(32)	—	—

Operating earnings(1)	4 620	4 700	4 847

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2012, the company recorded an after-tax impairment of $517 million charged against assets in Syria, and after-tax charges of $172 million in E&P Canada including impairments against assets and a provision for estimated future commitments relating to unutilized pipeline capacity.

(3)
In 2012, the company recorded an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

(4)
In 2012, the Province of Ontario approved a budget that froze the general corporate income tax rate at 11.5%, instead of the planned reduction to 10% by 2014. As a result, the company adjusted its deferred income tax balances, leading to a charge to net earnings of $88 million.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    21

Suncor's consolidated operating earnings for 2014 were $4.620 billion, compared to $4.700 billion in 2013. The decrease was primarily due to lower operating earnings from the E&P segment as a result of volume decreases at Buzzard, the sale of the company's conventional natural gas business which took place in 2013 and lower contributions from Libya. In addition, the Refining and Marketing segment earnings decreased due to the lower downstream pricing environment. These factors were partially offset by higher production from the Oil Sands segment and higher price realizations for Oil Sands sales which benefited from favourable foreign exchange rates.

Cash Flow from Operations

Consolidated cash flow from operations for 2014 was $9.058 billion, compared to $9.412 billion in 2013. Cash flow from operations decreased primarily due to lower production and price realizations in E&P and lower margins in Refining and Marketing as well as the impacts of settling trading positions in Energy Trading, partially offset by higher production and average price realizations from Oil Sands operations.

Results for 2013 compared with 2012

Net earnings for 2013 were $3.911 billion, compared to $2.740 billion in 2012. The increase in net earnings was mainly due to the same factors impacting operating earnings and by the operating earnings adjustments described above.

Operating earnings for 2013 were $4.700 billion, compared to $4.847 billion in 2012. The decrease in operating earnings was mainly due to increased operating costs in Oil Sands as a result of increased production, higher DD&A and exploration expenses due to a larger asset base, lower refining margins, and reduced production in E&P as a result of the sale of the company's conventional natural gas business and the shut-in of production in Libya in 2013. These were partially offset by higher price realizations for upstream production, lower royalties due to the impact of lower production from Libya, and higher upstream production reflecting record production in Oil Sands.

Consolidated cash flow from operations for 2013 was $9.412 billion, compared to $9.733 billion in 2012. Cash flow from operations decreased primarily due to incremental current income tax expense related to the company's Canadian operations recorded in 2013 and higher operating expenses, partially offset by higher production volumes and higher price realizations.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Year ended December 31	2014	2013	2012

WTI crude oil at Cushing (US$/bbl)	93.00	97.95	94.20

ICE Brent crude oil at Sullom Voe (US$/bbl)	99.50	108.75	111.70

Dated Brent/Maya FOB price differential (US$/bbl)	13.70	11.65	12.15

MSW at Edmonton (Cdn$/bbl)	86.10	93.90	86.60

WCS at Hardisty (US$/bbl)	73.60	72.75	73.15

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	19.40	25.20	21.05

Condensate at Edmonton (US$/bbl)	92.95	101.70	100.75

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	4.50	3.15	2.40

Alberta Power Pool Price	49.65	79.95	64.29

New York Harbor 3-2-1 crack(1) (US$/bbl)	19.65	23.90	32.90

Chicago 3-2-1 crack(1) (US$/bbl)	17.40	21.40	27.40

Portland 3-2-1 crack(1) (US$/bbl)	20.15	24.00	33.40

Gulf Coast 3-2-1 crack(1) (US$/bbl)	16.50	20.55	29.00

Exchange rate (US$/Cdn$)	0.91	0.97	1.00

Exchange rate (end of period) (US$/Cdn$)	0.86	0.94	1.01

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

22   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI decreased to US$93.00/bbl in 2014, compared to US$97.95/bbl in 2013.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to: MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for WCS at Hardisty increased in 2014 compared to 2013, resulting in slightly higher realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Bitumen price realizations can also be affected by bitumen quality and spot sales. Average prices for WCS at Hardisty increased slightly in 2014 compared to 2013 while Condensate at Edmonton decreased in comparison to 2013, resulting in higher realizations for bitumen.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year and averaged US$99.50/bbl in 2014, compared to US$108.75/bbl in 2013.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark increased to $4.50/mcf in 2014, from $3.15/mcf in 2013.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out inventory accounting (FIFO), where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads decreased in 2014, primarily influenced by the narrowing WTI to Brent, resulting in a negative impact to refining margins.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $49.65/MWh in 2014 from $79.95/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.91 from 0.97, which had a positive impact on price realizations for the company in 2014.

Conversely, many of Suncor's assets and liabilities, notably most of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2014 net earnings and cash flow from operations if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Cash Flow From Operations

Crude oil +US$1.00/bbl	115	115

Natural gas +Cdn$0.10/mcf	(15)	(15)

Light/heavy differential +US$1.00/bbl	15	15

3-2-1 crack spreads +US$1.00/bbl	120	120

Foreign exchange +$0.01 US$/Cdn$(3) related to operating activities	(145)	(145)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$(3)	95	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
The difference between estimates for net earnings and cash flow from operations are due primarily to the revaluation of U.S. dollar denominated debt that is included within net earnings but not within cash flow from operations.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    23

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's Tailings Reduction Operations process (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units and hot bitumen infrastructure, including insulated pipelines, diluent import capabilities and a cooling and blending facility, and related storage assets. In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Oil Sands ventures operations include Suncor's 40.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 36.75% interest in the Joslyn North mining project, where Total E&P is the operator. The company also holds a 12.0% interest in the Syncrude oil sands mining and upgrading operation.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production (E&P) segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies. Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in Golden Eagle. Both projects are located in the U.K. sector of the North Sea and are operated by another company. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

24   SUNCOR ENERGY INC. ANNUAL REPORT 2014

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations which include a refinery located in Montreal, Quebec, a refinery located in Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures and blends products which are marketed worldwide.

•
Western North America operations which include refineries located in Edmonton, Alberta and Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada. Lubricant products are marketed worldwide through company-operated locations and distributor networks.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include seven wind facilities across Canada, including Adelaide which is the most recent addition to the portfolio, and the St. Clair ethanol plant in Ontario. An eighth wind farm, Cedar Point, is planned to commence commercial operations later in 2015.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    25

OIL SANDS

2014 Highlights

•
Oil Sands operations increased production by 8% in 2014 compared to 2013, driven primarily by increased Firebag production.

•
Record low SOR at Firebag of 2.8 for 2014, primarily due to optimized reservoir management strategies and strong infill well performance.

•
The company's continued focus on cost management, combined with increased production, enabled Suncor to decrease its cash operating costs per barrel by $3.20/bbl to $33.80/bbl in 2014, compared to $37.00/bbl the prior year.

•
First oil was achieved from wells associated with the MacKay River debottleneck project.

•
Fort Hills construction continued to ramp up with detailed engineering work approximately 65% complete and construction approximately 20% complete by the end of the fourth quarter. First oil is expected as early as the fourth quarter of 2017.

•
A decision was made with the other co-owners of the Joslyn mining project to scale back certain development activities at the Joslyn mining project, reinforcing Suncor's disciplined approach to capital allocation and commitment to driving higher returns.

•
Suncor maximized the value of Oil Sands production, through additional crude by rail shipments to the Montreal refinery and increased sales to the U.S. Gulf Coast during favourable market conditions.

Strategy and Investment Update

Oil Sands operations has established a large physical asset base providing the opportunity for production growth through low-cost debottlenecks, expansions and increased reliability. Hot bitumen infrastructure has added operational flexibility by enabling the transportation of hot bitumen from Firebag to Suncor's cooling and blending facilities, which can then be sold directly to market without the need for upgrading.

Suncor continues to work closely with the Fort Hills mining project co-owners on engineering, procurement and construction activities. As operator of the Fort Hills project, Suncor is developing the mine using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to the market.

Sustaining capital for Oil Sands operations continues to focus on safe, reliable and sustainable operations. The company's operational excellence initiatives continue to target improving facility utilization and workforce productivity, including a focus on upgrader reliability, that are expected to achieve steady production growth while reducing operating costs.

The company also continues to progress debottlenecking and infill drilling programs at both Firebag and MacKay River to support steady production growth and sustainment.

Growth capital for Oil Sands operations in 2015 is expected to include the construction of on-site midstream assets that will be used to support production, including hot bitumen cooling and blending facilities, and related storage assets. In response to the current crude price environment, a sanction decision on the MacKay River expansion project has been deferred.

26   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Gross revenues	14 561	13 089	11 502

Less: Royalties	(982)	(859)	(684)

Operating revenues, net of royalties	13 579	12 230	10 818

Net earnings	1 776	2 040	468

Adjusted for:

Net impact of not proceeding with the Voyageur upgrader project	—	58	1 487

Impairments	941	—	—

Impact of income tax adjustments on deferred income taxes	54	—	70

Operating earnings(1)	2 771	2 098	2 025

Oil Sands operations	2 696	1 870	1 807

Oil Sands ventures	75	228	218

Cash flow from operations(1)	5 400	4 556	4 407

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Oil Sands operations contributed $2.696 billion to operating earnings in 2014, while Oil Sands ventures contributed $75 million. Operating earnings for Oil Sands operations increased compared to the prior year primarily due to higher production volumes and prices, partially offset by higher DD&A, operating and royalty expenses.

Operating earnings for Oil Sands ventures decreased primarily due to lower production and higher operating expenses related to planned and unplanned maintenance at Syncrude.

Cash flow from operations for the Oil Sands segment was $5.400 billion in 2014, compared to $4.556 billion in 2013. The increase was primarily due to higher production volumes and prices, partially offset by higher royalty and operating and transportation expenses.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    27

Production Volumes(1)

Year ended December 31 (mbbls/d)	2014	2013	2012

Upgraded product (SCO)	289.1	282.6	276.7

Non-upgraded bitumen	101.8	77.9	48.1

Oil Sands operations	390.9	360.5	324.8

Oil Sands ventures – Syncrude	31.0	32.0	34.4

Total	421.9	392.5	359.2

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

The increase in production in Oil Sands operations in 2014, compared to 2013, was primarily due to increased production at Firebag following the commissioning of hot bitumen infrastructure assets that was completed in the third quarter of 2013, and lower planned maintenance in the current year as the prior year included an Upgrader 1 turnaround. Current year production was impacted by planned coker maintenance in the spring and fall of 2014, unplanned maintenance in upgrading and extraction during the third and fourth quarters of 2014, and a weather-related site-wide power outage in the third quarter of 2014.

Bitumen Production from Operations

Year ended December 31	2014	2013	2012

Oil Sands Base

Bitumen Production (mbbls/d)	274.4	269.8	266.2

Bitumen ore mined (thousands of tonnes per day)	408.5	413.6	412.3

Bitumen ore grade quality (bbls/tonne)	0.67	0.65	0.65

In Situ bitumen production (mbbls/d)

Firebag	172.0	143.4	104.0

MacKay River	27.0	28.5	27.0

Total In Situ production	199.0	171.9	131.0

In Situ steam-to-oil ratio

Firebag	2.8	3.3	3.4

MacKay River	2.9	2.6	2.4

Bitumen production from Oil Sands Base operations increased to an average of 274,400 bbls/d in 2014, compared to 269,800 bbls/d in 2013, primarily due to the commissioning of the hot bitumen infrastructure in 2013, which resulted in increased takeaway capacity and unlocked previously constrained production in mining. However, this was partially offset by unplanned extraction, upgrading, and utilities maintenance in the third and fourth quarters of 2014. In 2013, bitumen production was reduced in the second quarter of 2013 as the company scaled back mine production to coincide with limited upgrader availability during the Upgrader 1 turnaround.

Bitumen production from In Situ operations averaged 199,000 bbls/d in 2014, increasing from 171,900 bbls/d in 2013 primarily due to increased Firebag production. Production at MacKay River averaged 27,000 bbls/d in 2014, slightly below 28,500 bbls/d in 2013, primarily due to unplanned maintenance completed in the first quarter of 2014, partially offset by additional production from the MacKay River debottleneck project.

Firebag attained a record low SOR of 2.8 in 2014, down from 3.3 in 2013, primarily due to strong infill well performance and optimized reservoir management strategies. The SOR at MacKay River increased to 2.9 from 2.6 in 2013, primarily due to early steam requirements for recently commissioned wells associated with the MacKay River debottleneck project.

Suncor's share of Syncrude production and sales volumes averaged 31,000 bbls/d in 2014, compared to 32,000 bbls/d in 2013. Production in 2014 was impacted by unplanned maintenance on one of its three cokers in the second quarter of 2014 and increased planned maintenance in 2014.

Sales Volumes and Mix

Year ended December 31	2014	2013	2012

Oil Sands sales volumes (mbbls/d)

Sweet SCO	99.7	91.5	93.8

Diesel	30.7	23.5	24.5

Sour SCO	158.9	166.0	161.1

Upgraded product (SCO)	289.3	281.0	279.4

Non-upgraded bitumen	101.4	76.0	44.5

	390.7	357.0	323.9

Sales volumes for Oil Sands operations increased to 390,700 bbls/d in 2014, compared to 357,000 bbls/d in 2013, reflecting the same factors that led to the overall increase in production volumes. The sales mix improved in 2014, compared to 2013, primarily due to lower planned and unplanned maintenance in the current year. The sales mix in 2013 was impacted by planned maintenance on Upgrader 1.

Sales volumes of non-upgraded bitumen increased in 2014, compared to 2013, mainly due to higher production at Firebag and the increased operational flexibility provided by

28   SUNCOR ENERGY INC. ANNUAL REPORT 2014

the hot bitumen infrastructure commissioned in the third quarter of 2013.

Inventory

The inventory variance factor increased operating earnings primarily due to a smaller inventory build in 2014 relative to the inventory build in 2013, which was related to the addition of new infrastructure to the company's storage and logistics network.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2014	2013	2012

Oil Sands operations

Sweet SCO and diesel	109.02	104.22	96.95

Sour SCO and non-upgraded bitumen	76.66	72.67	72.93

Crude sales basket (all products)	87.46	82.83	81.69

Crude sales basket, relative to WTI	(15.28)	(18.09)	(12.44)

Oil Sands ventures

Syncrude – Sweet SCO	99.32	99.82	92.69

Syncrude, relative to WTI	(3.42)	(1.10)	(1.50)

Sweet SCO and diesel price realizations were positively impacted by favourable exchange rates, partially offset by the decrease in the WTI benchmark price. Sour SCO and bitumen prices increased in 2014 primarily due to the higher WCS benchmark price and favourable foreign exchange rates. These increases for both sweet and sour SCO resulted in average price realizations for Oil Sands operations of $87.46/bbl in 2014, compared to $82.83/bbl in 2013.

Suncor's average price realization for Syncrude sales in 2014 of $99.32/bbl was comparable to the average price realization of $99.82/bbl in 2013, as the impacts of the weaker Canadian dollar in 2014 partially offset the decrease in WTI benchmark prices.

Royalties

Royalties were higher in 2014 relative to 2013, primarily due to higher production and slightly higher prices for WCS that influenced the company's regulated bitumen valuation methodology.

Expenses and Other Factors

Operating expenses for 2014 were higher relative to 2013. Factors contributing to the change in operating expenses included:

•
Non-production costs were higher in 2014 compared to 2013, primarily due to higher prices for feedstock costs used in the secondary upgrading process, higher costs associated with research and future growth activities, as well as higher expenses related to a gas swap arrangement involving a third-party processor.

•
Operating expenses at Syncrude were higher for 2014 than 2013 as a result of higher natural gas prices and higher maintenance expenditures.

•
A decrease in cash operating costs for Oil Sands operations. See the Cash Operating Cost Reconciliation for further details.

Transportation expense increased in 2014, relative to 2013, primarily due to increased sales volumes, including incremental costs associated with increased pipeline access.

DD&A expense for 2014 was higher than 2013, mainly due to a larger asset base as a result of Firebag well pads and additional infill wells commissioned in 2014, and the commissioning of associated hot bitumen assets in the latter half of 2013.

Cash Operating Costs Reconciliation(1)

Year ended December 31	2014	2013	2012

Operating, selling and general expense (OS&G)	6 042	5 852	5 422

Syncrude OS&G	(593)	(536)	(513)

Non-production costs(2)	(442)	(282)	(385)

Other(3)	(187)	(165)	(129)

Oil Sands cash operating costs ($ millions)	4 820	4 869	4 395

Oil Sands cash operating costs ($/bbl)	33.80	37.00	37.05

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this document.

(2)
Significant non-production costs include share-based compensation adjustments, research, the expense recorded as part of a gas swap arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily power from cogeneration units that was deducted from total cash operating costs.

Oil Sands cash operating costs per barrel averaged $33.80/bbl in 2014, compared to $37.00/bbl in 2013, primarily due to higher production volumes and lower cash

SUNCOR ENERGY INC. ANNUAL REPORT 2014    29

operating costs in 2014. Total cash operating costs decreased in 2014, primarily due to lower operating and maintenance costs in upgrading and mining, partially offset by higher natural gas costs due to higher In Situ consumption and prices.

Planned Maintenance

There are no major turnarounds scheduled for 2015. The company plans to complete routine maintenance on two coker units throughout the year. The impact of this maintenance has been reflected in the company's 2015 guidance.

EXPLORATION AND PRODUCTION

2014 Highlights

•
Significant growth projects advanced through major milestones in 2014, including the achievement of first oil at the Golden Eagle project in the fourth quarter. The gravity-based structure at the Hebron project was successfully moved from dry dock into its deepwater construction site.

•
Suncor completed the sale of the Wilson Creek assets in central Alberta for $168.5 million, before closing adjustments and other closing costs, highlighting Suncor's continued focus on assets that are aligned with the company's long-term strategy.

•
The company signed a farm-in agreement with Shell Canada to acquire a 20% interest in a deepwater exploration opportunity in the Shelburne Basin offshore Nova Scotia. Through this agreement, Suncor has committed to participate in two exploration wells commencing in the second half of 2015.

•
Suncor was a successful joint bidder with ExxonMobil Canada for exploration rights off the coast of Newfoundland (30% working interest). The bid comes with an exploration commitment over the next six to nine years on an emerging oil play.

Strategy and Investment Update

The Exploration and Production segment focuses on high-margin projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, Norway and in the U.K. North Sea to provide diverse and lower cost conventional production. Building on the major milestones reached in 2014, drilling activities are expected to continue on the Golden Eagle project through 2015, and the Hebron project remains on target for first oil in 2017.

The company has multiple field extension projects underway which leverage existing facilities and infrastructure. The HSEU project commenced water injection in late 2014 with production expected to ramp up in the last half of 2015. Following the completion of subsea facilities for the South White Rose Extension (SWRX), drilling is expected to continue in 2015, with first oil anticipated in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. The co-owners of the White Rose Extension Project (WREP) have agreed to defer the project sanction decision in light of the current lower crude price environment.

Suncor has a portfolio of 27 Norway and U.K. North Sea licences for possible exploration opportunities. Discoveries currently under appraisal in Norway include the operated Beta project, where a fourth appraisal well is planned in 2015, and the non-operated Butch project, where further evaluation activities will continue in 2015.

30   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Gross revenues	4 715	6 363	6 476

Less: Royalties	(672)	(1 146)	(1 631)

Operating revenues, net of royalties	4 043	5 217	4 845

Net earnings	653	1 000	138

Adjusted for:

Impairments (net of reversals) and provisions	297	563	689

Recognition of risk mitigation proceeds	—	(223)	—

Gain on significant disposals	(61)	(130)	—

Impact of income tax rate adjustments on deferred income taxes	—	—	23

Reserves redetermination	(32)	—	—

Operating Earnings(1)	857	1 210	850

E&P Canada	502	643	312

E&P International	355	567	538

Cash flow from operations(1)	1 909	2 316	2 227

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings in 2014 for E&P Canada were $502 million, compared to $643 million for 2013, and were lower primarily due to lower production as a result of the sale of the conventional natural gas business in 2013, and lower oil price realizations in 2014. Operating earnings for E&P International were $355 million for 2014, compared to $567 million for 2013, and were lower primarily due to decreased production at Buzzard, lower price realizations and lower contributions from Libya.

Cash flow from operations was $1.909 billion in 2014, compared to $2.316 billion in 2013, and decreased primarily due to lower production volumes and lower price realizations, partially offset by lower operating expenses as a result of the sale of the conventional natural gas business.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    31

Production Volumes

Year ended December 31	2014	2013	2012

E&P Canada

Terra Nova (mbbls/d)	17.3	14.2	8.8

Hibernia (mbbls/d)	23.1	27.1	26.1

White Rose (mbbls/d)	14.6	14.9	11.6

North America Onshore (mboe/d)	3.6	37.3	53.9

	58.6	93.5	100.4

E&P International

Buzzard (mboe/d)	47.1	55.8	48.0

Golden Eagle (mboe/d)	0.6	—	—

Libya (mbbls/d)	6.7	20.6	41.5

	54.4	76.4	89.5

Total Production (mboe/d)	113.0	169.9	189.9

Production Mix (liquids/gas) (%)	97/3	80/20	74/26

E&P Canada production averaged 58,600 boe/d in 2014, compared to 93,500 boe/d in 2013.

•
Production from Terra Nova averaged 17,300 bbls/d in 2014, compared to 14,200 bbls/d in 2013. In 2014, production was impacted by a four-week planned maintenance program, while 2013 was impacted by a ten-week off-station maintenance program to repair a mooring chain and perform preventive maintenance on the remaining eight chains.

•
Production from Hibernia averaged 23,100 bbls/d in 2014, compared to 27,100 bbls/d in 2013. Production decreased in 2014 primarily due to natural declines from older wells.

•
Production from White Rose averaged 14,600 bbls/d in 2014, consistent with 2013 production.

•
Production from North America Onshore averaged 3,600 boe/d in 2014, compared to 37,300 boe/d in 2013. Production decreased primarily due to the sale of the conventional natural gas business in September 2013.

E&P International production averaged 54,400 boe/d in 2014, compared to 76,400 boe/d in 2013.

•
Production from Buzzard averaged 47,100 boe/d in 2014, compared to 55,800 boe/d in 2013. Production decreased due to higher maintenance activity in 2014 and natural declines.

•
Production from Golden Eagle averaged 600 boe/d in 2014, as first oil was achieved in the fourth quarter of 2014 and production continued to ramp up at the end of 2014.

•
Production from Libya averaged 6,700 bbls/d in 2014, compared to 20,600 bbls/d in 2013. Production was lower in 2014 as operations have been substantially shut-in since July 2013 due to political unrest in the country. Production started to ramp up in the latter half of 2014 after the Libya National Oil Company (NOC) removed force majeure in July 2014 on oil exports from terminals, used by Suncor. However, further political unrest in December 2014 has resulted in the NOC declaring force majeure on oil exports from these terminals once again resulting in the company's operations being substantially shut in at year end. The timing of a return to normal production levels remains uncertain.

Price Realizations

Twelve months ended December 31
Net of transportation costs, but before royalties	2014	2013	2012

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	105.98	109.71	108.36

E&P Canada – Natural gas ($/mcfe)	4.49	3.42	2.17

E&P International ($/boe)	104.12	107.57	108.22

E&P average price ($/boe)	103.05	91.44	84.05

Average price realizations for crude oil from E&P Canada and E&P International were lower than 2013, consistent with the decrease in benchmark prices for Brent crude in the last half of 2014, partially offset by favourable foreign exchange rates.

Royalties

Royalties were lower in 2014, compared with 2013, primarily due to lower production from Libya and North America Onshore.

Inventory

The inventory variance factor increased operating earnings primarily due to a smaller inventory build in 2014 relative to the inventory build in 2013.

Expenses and Other Factors

Operating expenses were lower in 2014 than in 2013, primarily due to the sale of the conventional natural gas assets and lower share-based compensation expense in 2014.

DD&A and exploration expenses were lower in 2014, primarily due to lower production in North America

32   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Onshore and Libya, and lower depletion rates on the company's east coast Canada assets. Exploration expenses were higher in 2014 as a result of seismic purchases in Norway and off the East Coast of Canada. During 2014, Suncor expensed $104 million in exploration activities ($36 million after-tax) related to wells in Norway and the U.K., compared to $82 million in exploration expenditures ($46 million after-tax) in 2013, primarily related to wells in the U.K. and Libya.

Financing expense and other income increased in 2014 relative to 2013, primarily due to foreign exchange losses in E&P International, partially offset by lower accretion on the decommissioning and restoration provision in North America Onshore following the sale of the company's conventional natural gas assets.

Other Items

Sale of Oil and Natural Gas Assets

On September 30, 2014, Suncor completed the sale of its Wilson Creek oil and gas assets in central Alberta for $168.5 million before closing adjustments and other closing costs. The sale had an effective date of July 1, 2014, and resulted in an after-tax gain on the sale of $61 million.

On September 26, 2013, Suncor completed the sale of its conventional natural gas business in Western Canada for proceeds of $1 billion, before closing adjustments and other closing costs. The sale had an effective date of January 1, 2013, and resulted in an after-tax gain on the sale of $130 million.

Planned Maintenance of Operated Assets

A planned ten-week maintenance event at Terra Nova has been scheduled to commence in the second quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

REFINING AND MARKETING

2014 Highlights

•
The Refining and Marketing segment continues to be a key component of the company's integrated model and generated $1.692 billion in operating earnings in 2014.

•
Strong refinery utilizations allowed Suncor to reduce the impacts of a decreasing upstream crude price environment by optimizing the profit realized on a portion of Suncor's upstream production.

•
Suncor lowered feedstock costs at the Montreal refinery through increased rail shipments of inland crudes in addition to marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable.

•
Suncor agreed to the sale of its 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, before closing adjustments and other costs, highlighting the company's continued focus on core assets that are aligned with Suncor's long-term strategy. This sale is expected to close in the first half of 2015.

•
The company completed the acquisition of a sulphur recovery facility that has been integrated into the Montreal refinery operations and is expected to secure the refinery's long-term sulphur recovery needs.

Strategy and Investment Update

Suncor continues to invest in the profitable growth of its four refineries and further integrating the Montreal refinery with market access initiatives to supply it with discounted North American inland crudes. Crude by rail shipments to the Montreal refinery averaged 33,000 bbls/d in 2014. Crude by rail, combined with the anticipated reversal of Enbridge's Line 9, is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude. The Montreal refinery, also received marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable. During 2014, Suncor completed a project to modify the hydrocracking unit at the Montreal refinery, which is expected to improve overall product yields in 2015, and continues to evaluate further investment opportunities to increase the heavy crude processing capability at the Montreal refinery.

Suncor's Petro-Canada branded outlets maintained its position as a leading retailer by market share in major urban areas of Canada. Suncor will continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes, and expand the lubricants product offering, including global expansion in the U.S., Europe and China.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    33

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Operating revenues	26 627	26 658	26 220

Net earnings	1 692	2 022	2 137

Operating earnings(1)	1 692	2 022	2 152

Refining and Product Supply	1 385	1 758	1 877

Marketing	307	264	275

Cash flow from operations(1)	2 178	2 618	3 138

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Supply operations contributed $1.385 billion to operating earnings in 2014, a decrease compared with $1.758 billion in 2013. The decrease was primarily due to the impacts of inventory revaluation in a declining crude price environment, lower benchmark crack spreads and higher transportation and operating expenses, partially offset by stronger price realizations relative to the benchmarks, and favourable foreign exchange rates.

Marketing operations contributed $307 million to operating earnings in 2014, compared to $264 million in 2013, due mainly to stronger retail, wholesale and lubricant margins.

Cash flow from operations was $2.178 billion in 2014, compared to $2.618 billion in 2013, due to the same factors that impacted operating earnings.

34   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Volumes

Year ended December 31	2014	2013	2012

Crude oil processed (mbbls/d)

Eastern North America	199.2	201.7	197.7

Western North America	228.3	229.6	233.7

Total	427.5	431.3	431.4

Refinery utilization(1)(2) (%)

Eastern North America	90	91	89

Western North America	95	96	100

Total	93	94	95

Refined Product Sales (mbbls/d)

Gasoline	235.6	247.4	252.8

Distillate	207.5	209.8	195.0

Other	88.6	85.7	90.7

	531.7	542.9	538.5

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery utilization in Eastern North America averaged 90% in 2014, comparable to 91% in 2013 as both years were impacted by similar planned maintenance events at Montreal and Sarnia.

Refinery utilization in Western North America averaged 95% in 2014, compared to 96% in 2013. The slight decrease from the prior year was primarily due to more maintenance events in 2014 at the Edmonton refinery in addition to a third-party hydrogen supply constraint.

Total sales of refined petroleum products decreased to an average of 531,700 bbls/d in 2014, compared to 542,900 bbls/d in 2013, primarily due to lower throughput volumes as a result of an increase in planned maintenance activities.

Prices and Margins

For Refining and Product Supply, prices and margins for refined products were lower in 2014 compared to 2013.

•
In 2014, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO basis of accounting, had a negative impact on net earnings of approximately $290 million after-tax, compared to a positive impact of approximately $79 million after-tax in 2013, due to the decrease in crude feedstock costs in the second half of 2014.

•
The Brent and WTI differential narrowed throughout 2014 relative to the prior year, contributing to a decline in benchmark crack spreads across all regions in which the company sells refined products compared to the prior year. However, this was partially offset by the impact of the weakening Canadian dollar and stronger price realizations relative to the benchmarks.

•
Refining margins were negatively impacted by the narrowing of inland crude differentials, which increased feedstock costs relative to the benchmark crude prices.

Marketing margins increased primarily due to higher margins for retail, wholesale, and lubricants channels.

Expenses and Other Factors

Operating expenses were higher in 2014 compared to 2013, primarily due to higher energy input costs, higher transportation costs due to higher finished product delivery rates, environmental expenses related to a reclamation provision, and higher maintenance costs. DD&A expense increased in 2014 due to asset additions and costs associated with planned maintenance events in 2014 and 2013. In addition, an impairment was recorded in the second quarter of 2014 related to the construction of a sulphur recovery plant that was no longer required after the acquisition of an existing facility.

Other Items

Disposition of Pioneer Energy Assets

On September 17, 2014, Suncor announced that, along with The Pioneer Group Inc., it had reached an agreement to sell certain assets and liabilities of Pioneer Energy. Suncor, as a 50% owner of Pioneer Energy, is expected to receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first half of 2015 and is subject to closing conditions, including regulatory approval under the Competition Act (Canada).

Planned Maintenance

The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2015 with an expected duration of four weeks. The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 and a three-week planned maintenance event in the fourth quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    35

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2014 Highlights

•
The Energy Trading business increased the flexibility of Suncor's logistics network by securing rail off-loading facilities with market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth.

•
The company increased access to U.S. Gulf Coast pricing for both light and heavy crudes by securing capacity on TransCanada's Gulf Coast Pipeline. Investments in storage capacity near the U.S. Gulf Coast increased the company's flexibility to optimize the price received for crude shipments.

•
The company completed construction of the 40 MW (gross capacity) Adelaide wind farm in the fourth quarter of 2014.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support planned production growth.

The Cedar Point wind project continues to progress through the regulatory process and is expected to be operational by the end of 2015. Cedar Point and Adelaide are located in Ontario, and are expected to add 140 MW of gross installed capacity, increasing the capacity of Suncor's wind projects by 55%. The focus for the ethanol operations will be to maintain safe and reliable operations and improve plant profitability through technology improvements.

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Net loss	(1 422)	(1 151)	(3)

Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Impact of income tax rate adjustments on deferred income taxes	—	—	(20)

Operating (loss) earnings(1)	(700)	(630)	(180)

Renewable Energy	78	72	57

Energy Trading	66	116	147

Corporate	(850)	(785)	(468)

Eliminations	6	(33)	84

Cash flow used in operations(1)	(429)	(78)	(39)

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2014	2013	2012

Power generation marketed (net gigawatt hours)	411	430	429

Ethanol production (thousands of m 3)	412	415	413

Suncor's renewable energy assets contributed operating earnings of $78 million in 2014, compared to $72 million in 2013, and increased primarily due to stronger margins on ethanol sales driven by lower feedstock prices partially offset by lower ethanol byproduct revenues in 2014.

Energy Trading

Energy Trading activities contributed operating earnings of $66 million in 2014, compared to $116 million in 2013. The decrease in operating earnings was primarily due to lower gains in the U.S. crude trading strategies due to narrowing differentials, partially offset by higher gains in the natural gas trading strategies.

Corporate

Corporate had an operating loss of $850 million in 2014, compared with an operating loss of $785 million in 2013. The increase in operating loss was primarily due to increased expenditures relating to a company-wide process

36   SUNCOR ENERGY INC. ANNUAL REPORT 2014

improvement initiative, partially offset by lower share-based compensation expense in 2014. Cash flow from operations was higher in 2013 due to an incremental tax recovery related to the company's Canadian operations and the result of settling trading losses in 2014. Suncor capitalized $431 million of its borrowing costs in 2014 as part of the cost of major development assets and construction projects in progress, compared to $397 million in the prior year.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2014, $6 million of after-tax intersegment profit was realized, compared to $33 million of profit that was eliminated in 2013.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    37

5. FOURTH QUARTER 2014 ANALYSIS

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2014	2013

Net earnings (loss)

Oil Sands	180	469

Exploration and Production	198	(101)

Refining and Marketing	173	458

Corporate, Energy Trading and Eliminations	(467)	(383)

Total	84	443

Operating earnings (loss)(1)

Oil Sands	180	400

Exploration and Production	198	239

Refining and Marketing	173	458

Corporate, Energy Trading and Eliminations	(165)	(124)

Total	386	973

Cash flow from (used in) operations(1)

Oil Sands	875	1 110

Exploration and Production	401	552

Refining and Marketing	240	534

Corporate, Energy Trading and Eliminations	(24)	154

Total	1 492	2 350

Production volumes (mboe/d)

Oil Sands	419.3	446.5

Exploration and Production	138.3	111.6

Total	557.6	558.1

(1)
Non-GAAP financial measures. Operating earnings and cash flow from operations are reconciled below. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2014 were $84 million, compared to $443 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described in the segmented analysis described below. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $302 million for the fourth quarter of 2014 compared to $259 million for the fourth quarter of 2013.

•
In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya, and E&P Canada. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded an after-tax recovery of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

Cash Flow from Operations

Consolidated cash flow from operations was $1.492 billion for the fourth quarter of 2014 compared to $2.350 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings in the segmented analysis described below.

Segmented Analysis

Oil Sands

Operating earnings for the fourth quarter of 2014 were $180 million, compared to $400 million in the prior year quarter and decreased primarily due to lower Oil Sands production resulting from unplanned maintenance activities and lower price realizations, partially offset by a decrease in mining and upgrading maintenance costs and lower royalty expenses.

Production volumes at Oil Sands operations averaged 384,200 bbls/d in the fourth quarter of 2014, compared to 409,600 bbls/d in the prior year quarter. The decrease was driven primarily by unplanned maintenance at Upgrader 2 and on utility assets impacting upgrading and extraction. This decrease was partially offset by strong Firebag production which achieved above nameplate capacity in the fourth quarter of 2014.

Suncor's share of Syncrude production decreased slightly to an average of 35,100 bbls/d in the fourth quarter of 2014 from 36,900 bbls/d in the fourth quarter of 2013.

Exploration and Production

Exploration and Production operating earnings were $198 million in the fourth quarter of 2014, compared to $239 million in the fourth quarter of 2013. Operating earnings decreased primarily due to lower price realizations and lower production at Buzzard, partially offset by higher production at Terra Nova and higher earnings from Libya.

38   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Production volumes were 138,300 boe/d in the fourth quarter of 2014, compared to 111,600 boe/d in the fourth quarter of 2013. The increase was primarily due to a temporary ramp up of production in Libya which has since been substantially shut in by the end of the fourth quarter, a ten-week off-station maintenance program at the Terra Nova facility that was completed in the prior year quarter, and the start up of production from Golden Eagle, partially offset by natural declines at Hibernia and Buzzard.

Refining and Marketing

For the fourth quarter of 2014, Refining and Marketing operating earnings were $173 million, compared to operating earnings of $458 million for the fourth quarter of 2013. The decrease was primarily due to the impacts of inventory revaluation in a declining crude price environment, less favourable inland crude price differentials, and a small relative build of finished product inventory in comparison to the prior year quarter. This was partially offset by strong refining margins in Western North America relative to the benchmarks and favourable foreign exchange rates.

Refinery crude throughput increased in the fourth quarter of 2014, resulting in an average refinery utilization of 95%, compared to 91% in the prior year quarter. Both quarters were impacted by planned maintenance events at the Sarnia and Montreal refineries; however, the planned maintenance in the fourth quarter of 2014 had a smaller impact on throughput volumes although it did result in less favourable product yields.

Corporate, Energy Trading and Eliminations

Operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2014 was $165 million, compared to a $124 million loss in the fourth quarter of 2013. The increase in operating loss was due primarily to larger foreign exchange losses on working capital as a result of the strengthening U.S. dollar, larger losses on the company's crude trading strategies in the fourth quarter of 2014 and decreased operating earnings in renewable energy as a result of decreasing ethanol byproduct revenues. These factors were partially offset by a share-based compensation expense recovery in the fourth quarter.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    39

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

Total production (mboe/d)

Oil Sands	419.3	441.1	403.1	424.4	446.5	423.6	309.4	389.0

Exploration and Production	138.3	78.2	115.3	120.9	111.6	171.4	190.7	207.1

	557.6	519.3	518.4	545.3	558.1	595.0	500.1	596.1

Revenues and other income

Operating revenues, net of royalties	8 899	10 175	10 446	10 342	9 814	10 288	9 648	9 843

Other income	192	98	203	135	380	85	66	173

	9 091	10 273	10 649	10 447	10 194	10 373	9 714	10 016

Net earnings (loss)	84	919	211	1 485	443	1 694	680	1 094

per common share – basic (dollars)	0.06	0.63	0.14	1.01	0.30	1.13	0.45	0.72

per common share – diluted (dollars)	0.06	0.62	0.14	1.01	0.30	1.13	0.45	0.71

Operating earnings(1)	386	1 306	1 135	1 793	973	1 426	934	1 367

per common share – basic(1) (dollars)	0.27	0.89	0.77	1.22	0.66	0.95	0.62	0.90

Cash flow from operations(1)	1 492	2 280	2 406	2 880	2 350	2 528	2 250	2 284

per common share – basic(1) (dollars)	1.03	1.56	1.64	1.96	1.58	1.69	1.49	1.50

ROCE(1) (%) for the twelve months ended	8.6	9.4	10.1	12.6	11.5	8.6	8.1	7.1

Common share information (dollars)

Dividend per common share	0.28	0.28	0.23	0.23	0.20	0.20	0.20	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	36.90	40.53	45.50	38.61	37.24	36.83	31.00	30.44

New York Stock Exchange (US$)	31.78	36.15	42.63	34.96	35.05	35.78	29.49	30.01

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this document. ROCE excludes capitalized costs related to major projects in progress. Operating earnings for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter of 2014. Cash flow from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of each Quarterly Report issued by Suncor in respect of the relevant quarter for 2014.

40   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

WTI crude oil at Cushing	US$/bbl	73.15	97.20	103.00	98.70	97.45	105.85	94.20	94.35

ICE Brent crude oil at Sullom Voe	US$/bbl	77.00	103.40	109.75	107.80	109.35	109.70	103.35	112.65

Dated Brent/Maya FOB price differential	US$/bbl	10.05	12.50	13.85	18.45	20.05	10.35	5.50	10.60

MSW at Edmonton	Cdn$/bbl	67.05	89.50	97.10	90.70	89.05	105.25	92.90	88.45

WCS at Hardisty	US$/bbl	58.90	77.00	82.95	75.55	65.25	88.35	75.05	62.40

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.25	20.20	20.05	23.15	32.20	17.50	19.15	31.95

Condensate at Edmonton	US$/bbl	70.55	93.45	105.15	102.65	94.20	103.80	103.30	107.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	4.00	4.65	5.70	3.50	2.40	3.50	3.20

Alberta Power Pool Price	Cdn$/MWh	30.55	63.90	42.30	61.75	48.40	83.90	123.35	64.10

New York Harbor 3-2-1 crack(1)	US$/bbl	16.15	20.50	21.55	20.40	19.60	19.25	25.60	31.20

Chicago 3-2-1 crack(1)	US$/bbl	14.40	17.50	19.40	18.35	12.00	15.80	30.70	27.10

Portland 3-2-1 crack(1)	US$/bbl	12.45	24.60	26.10	17.40	15.35	19.60	30.60	30.55

Gulf Coast 3-2-1 crack(1)	US$/bbl	10.15	19.10	19.55	17.15	13.45	15.95	23.95	28.80

Exchange rate	US$/Cdn$	0.88	0.92	0.92	0.91	0.95	0.96	0.98	0.99

Exchange rate (end of period)	US$/Cdn$	0.86	0.89	0.94	0.90	0.94	0.97	0.95	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    41

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as planned coker maintenance in the spring and fall of 2014, unplanned maintenance in upgrading and extraction during the second and fourth quarters of 2014, a weather-related site-wide power outage in the third quarter of 2014, maintenance that occurred at Upgrader 1 in Oil Sands in the second quarter of 2013, maintenance that occurred at Terra Nova in the fourth quarter of 2013, as well as third-party outages that impacted Oil Sands in the second, third and fourth quarters of 2013.

Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant one-time adjustments:

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek oil and gas assets in E&P Canada.

•
In the third quarter of 2014, the company recorded a current income tax and associated interest charge of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

•
In the second quarter of 2014, Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax impairment charge of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's production plans during the remaining term of the production sharing agreements, Suncor estimated the net recoverable value of its assets in Libya based on an assessment of expected future net cash flows over a range of possible outcomes. As a result of this assessment, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached by Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
In 2013, the company recorded after-tax impairment charges of $563 million against E&P assets as follows: Syria – $422 million, Libya – $101 million and E&P Canada – $40 million. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
The first and fourth quarters of 2013 included a net after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business in E&P Canada.

42   SUNCOR ENERGY INC. ANNUAL REPORT 2014

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2014	2013	2012

Oil Sands	3 826	4 311	4 957

Exploration and Production	1 819	1 483	1 261

Refining and Marketing	1 021	890	644

Corporate, Energy Trading and Eliminations	295	93	95

Total	6 961	6 777	6 957

Less: capitalized interest on debt	(431)	(397)	(587)

	6 530	6 380	6 370

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2014 ($ millions)	Sustaining	Growth	Total

Oil Sands Base	997	166	1 163

In Situ	746	128	874

Oil Sands Ventures	269	1 235	1 504

Oil Sands	2 012	1 529	3 541

Exploration and Production	73	1 612	1 685

Refining and Marketing	797	212	1 009

Corporate, Energy Trading and Eliminations	132	163	295

	3 014	3 516	6 530

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands Operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands Operations and Refining and Marketing operations.

In 2014, Suncor spent $6.530 billion on property, plant and equipment and exploration activities, and capitalized $431 million of interest on debt towards major development assets and construction projects. Activity in 2014 included the following:

Oil Sands Base

Oil Sands Base capital expenditures were $1.163 billion, of which $997 million was directed towards sustaining activities as the company continued to progress reliability, safety and environmental sustainment projects. Projects included the construction of assets to support TROTM, the construction of a water treatment plant that is expected to reduce freshwater use, and the commissioning of a booster pump station to maintain high pressures to move tailings efficiently. Additional sustaining capital expenditures were related to planned maintenance in the spring and fall of 2014.

Oil Sands Base growth capital of $166 million included the construction of on-site midstream assets that are currently being used to support production in Oil Sands operations, including hot bitumen cooling and blending facilities, and related storage assets.

In Situ

In Situ sustaining capital expenditures were $874 million, of which $746 million was directed towards sustaining capital expenditures. Sustaining capital in 2014 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    43

Growth capital of $128 million in 2014 was focused on completing the MacKay River debottlenecking project, as well as new well pads related to the project. First oil from this project was achieved in the third quarter of 2014.

Oil Sands Ventures

Oil Sands ventures growth capital expenditures were $1.235 billion in 2014, including the Fort Hills mining project expenditures, which were directed towards design engineering, site preparation, procurement of long-lead items and field construction activities. All critical milestones were substantially achieved on the Fort Hills project in 2014. Overall aggregate engineering and procurement progress is approximately 65% complete. Construction activities are approximately 20% complete and included substantial completion of the foundations for the ore processing facility and primary extraction area, in addition to the completion of water treatment facilities.

Suncor's share of capital expenditures for the Syncrude joint operation in 2014 was $269 million of sustaining capital, which included expenditures for mine train replacement at the Mildred Lake mining area, and construction of a centrifuge plant for tailing management.

Exploration and Production

Exploration and Production capital and exploration expenditures were $1.685 billion in 2014, of which $1.612 billion was directed towards growth and exploration.

Growth spending included $245 million for Golden Eagle as spending ramped up to achieve first oil in late October. Growth spending for Hebron was $712 million in 2014, which focused on detailed engineering and construction of the gravity-based structure and topsides which were successfully moved from dry dock to its deepwater construction site in the third quarter of 2014. First oil is expected at Hebron in 2017.

Growth spending of approximately $256 million primarily focused on advancing the multiple low cost field extension projects currently underway which leverage existing facilities and infrastructure at East Coast Canada. Spending at the HSEU project has been primarily focused on development drilling activities as well as commencing water injection at the end of 2014, with production ramping up in the last half of 2015. At the SWRX project, expenditures were primarily focused on procurement, construction, and installation activities in 2014; first oil is expected in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. A sanction decision for the White Rose Extension Project has been deferred by the co-owners in light of the current crude price environment.

During 2014, the company participated in the drilling of two appraisal wells on the Butch prospect in Norway. Both wells were deemed to be non-commercial and charged to exploration expense in 2014.

Sustaining capital expenditures focused primarily on the planned maintenance programs for East Coast Canada assets.

Refining and Marketing

Refining and Marketing spent $1.009 billion on capital expenditures in 2014, of which $797 million was directed to sustaining activities focused on planned maintenance events at the company's refineries as wells at its retail business.

Growth spending of $212 million included work that was completed in the fourth quarter of 2014 to modify the hydrocracking unit at the Montreal refinery. These modifications are expected to improve overall product yields at the refinery. Further spending included completing facilities to enable the Montreal refinery to receive more inland crudes.

44   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Significant Growth Projects Update(1)(4)

At December 31, 2014	Working Interest (%)	Description	Cost Estimate ($ millions)	Project Spend to date ($ millions)	Expected First Oil Date(3)

Operated

Fort Hills	40.80	73.4 mbbls/d (net)	5 500	1 315	Q4 2017

Non-operated(2)

Golden Eagle	26.69	18.7 mboe/d (net)	1 000 (+/-10%)	715	Q4 2014

Hebron	22.73	34.2 mboe/d (net)	2 800 (+/-10%)	1 229	Q4 2017

(1)
Cost Estimate and Project Spend to date figures reflect post-sanction estimates and expenditures, excluding capitalized interest.

(2)
Cost estimates are based on the most recent estimate provided by the operator.

(3)
Expenditures to complete the project may extend beyond the first oil date.

(4)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

The table above summarizes major growth projects that have been sanctioned for development by the company. Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce bitumen product that is sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned gross production capacity of 180,000 bbls/d within twelve months. Project activities in 2015 are expected to focus on the completion of detailed engineering on the secondary extraction and utilities areas, the continued ramp up of procurement spending, and field construction activities across all areas.

The Golden Eagle facilities are designed for 70,000 boe/d of gross production capacity from a combined production, utilities, and accommodation platform, in addition to a separate well head platform. First oil was achieved in late 2014 following the installation of the combined platform and the commencement of development drilling. Activity in 2015 will include further development drilling as production ramps up to its peak production rate.

The co-owners for the Hebron project sanctioned development on December 31, 2012. The Hebron field includes a gravity-based structure design supporting an expected gross oil production rate of 150,000 bbls/d. Project activity in 2015 is expected to focus on construction of the gravity-based structure and topsides.

Other Capital Projects

Suncor also anticipates 2015 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2015, plans for sustaining capital continue to focus on planned maintenance, tailings management operations offsetting natural production declines, and maintaining production capacity at existing facilities. Sustaining expenditures include new well pads for In Situ assets and equipment replacement for the mine.

Growth capital consists primarily of continuing the construction of midstream assets that will support Oil Sands operations, including hot bitumen cooling and blending facilities, and related storage assets.

Oil Sands Ventures

Sustaining capital expenditures in 2015 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities, improvements to utilities facilities and capital to complete mine train replacements.

Exploration and Production

In addition to further spending to advance the HSEU and SWRX projects, Suncor continues to evaluate the operated Beta prospect with plans for an appraisal well in 2015. Evaluation activities will also continue on the non-operated Butch licence following the drilling in 2014. The company also expects to drill at six exploration locations in the North

SUNCOR ENERGY INC. ANNUAL REPORT 2014    45

Sea and on the east coast of Canada in 2015. Two of these locations will be operated by Suncor.

Refining and Marketing

The company expects that Sustaining capital will focus on planned maintenance events and routine asset replacement.

Renewable Energy

Growth capital will be focused on progressing projects within the company's renewable business including the Cedar Point project that received regulatory approval in August 2014. There is currently an appeal of this permit in progress and the final decision of that appeal is expected in early March 2015. Detailed engineering is concluding and construction is expected to be completed in 2015. The project is expected to add 100 MW of gross installed capacity. Suncor has also invested in biodiesel technology to capture a production cost advantage, through interests in both a technology company and the retrofit of a biodiesel plant, which is expected to be completed by the end of 2015.

46   SUNCOR ENERGY INC. ANNUAL REPORT 2014

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2014	2013	2012

Net cash from (used in)

Operating activities	8 936	10 100	8 859

Investing activities	(6 863)	(6 533)	(6 644)

Financing activities	(1 872)	(2 832)	(1 592)

Foreign exchange gain (loss) on cash and cash equivalents	92	82	(19)

Increase in cash and cash equivalents	293	817	604

Cash and Cash equivalents, end of year	5 495	5 202	4 385

Return on Capital Employed (%)(1)(2)

Excluding major projects in progress	8.6	11.5	7.2

Including major projects in progress	7.5	9.9	5.8

Net debt to cash flow from operations(2) (times)	0.9	0.7	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	6.6	9.5	7.9

Cash flow from operations basis(2)(4)	15.5	16.8	17.7

(1)
Non-GAAP financial measure. ROCE is reconciled in the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow from Operating Activities

Cash from operating activities was $8.936 billion in 2014 compared to $10.1 billion in 2013. The decrease was primarily due to lower production in the Exploration and Production segment and declining price realizations in the last half of 2014 in both the Exploration and Production and Refining and Marketing segments.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $6.863 billion in 2014 compared to $6.533 billion in 2013. The increase in net cash flow used in 2014 was primarily due to lower divestiture proceeds as 2013 included the proceeds from the disposal of a significant portion of the company's natural gas business as both periods had similar expenditures. Investing activities in 2014 also included proceeds received from the disposition of the Wilson Creek assets in the Exploration and Production segment and the acquisition of a sulphur recovery facility in the Refining and Marketing segment.

Cash Flow used in Financing Activities

Cash flow used in financing activities was $1.872 billion in 2014 compared to $2.832 billion in 2013. The decrease in cash flow used in 2014 was primarily due to the issuance of $750 million in U.S. dollar debt and $750 million in Canadian dollar debt, partially offset by the repayment of $400 million in U.S. dollar debt and an increase in dividends paid.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. As a result of the decline in commodity prices, on January 13, 2015, Suncor announced a reduction to its 2015 budgeted capital spending and operating cost reduction targets to preserve liquidity and capital resources. If additional capital is required, the

SUNCOR ENERGY INC. ANNUAL REPORT 2014    47

company believes financing will be available at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents on the Consolidated Balance Sheets. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio does not exceed six months, and all investments are with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in the cash and cash equivalents of $5.495 billion at December 31, 2014 are short-term investments with weighted average terms to maturity of approximately 44 days. In 2014, the company earned approximately $34 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2014 was $739 million which was comparable to $703 million in 2013.

Unutilized lines of credit at December 31, 2014 were $4.275 billion, compared to $4.536 billion at December 31, 2013.

A summary of available and unutilized credit facilities is as follows:

($ millions)	2014

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2016	1 550

Fully revolving for a period of four years and expires in April 2019	3 000

Can be terminated at any time at the option of the lenders	138

Total credit facilities	6 688

Credit facilities supporting outstanding commercial paper	(806)

Credit facilities supporting standby letters of credit	(1 607)

Total unutilized credit facilities	4 275

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2014, total debt to total debt plus shareholders' equity was 24% (December 31, 2013 – 22%). The company is currently in compliance with all operating covenants as at December 31, 2014.

At December 31 ($ millions, except as noted)	2014	2013

Short-term debt	806	798

Current portion of long-term debt	34	457

Long-term debt	12 489	10 203

Total debt	13 329	11 458

Less: Cash and cash equivalents	5 495	5 202

Net debt	7 834	6 256

Shareholders' equity	41 603	41 180

Total debt plus shareholders' equity	54 932	52 638

Total debt to total debt plus shareholders' equity (%)	24	22

48   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Change in Net Debt

($ millions)

Net debt – December 31, 2013	6 256

Increase in net debt	1 578

Net debt – December 31, 2014	7 834

Change in net debt

Cash flow from operations	9 058

Capital and exploration expenditures and other investments	(7 025)

Acquisition	(121)

Proceeds from divestitures	224

Dividends less proceeds from exercise of share options	(1 243)

Repurchase of common shares	(1 671)

Change in non-cash working capital	(63)

Foreign exchange on cash, debt and other balances	(737)

(1 578)

At December 31, 2014, Suncor's net debt was $7.834 billion, compared to $6.256 billion at December 31, 2013. During 2014, net debt increased by $1.578 million, largely due to cash returned to shareholders in the form of share repurchases and dividends, and the impact of the weakening Canadian dollar relative to the U.S. dollar on the valuation of U.S. denominated debt, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

For the year ended December 31, 2014, the company's net debt to cash flow from operations measure was 0.9 times, which met management's target of less than 2.0 times.

Credit Ratings

The following information regarding the company's credit ratings is provided as it relates to the company's cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

The company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Stable

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	A3		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		US Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	R-1 (low	)

Moody's Investors Service	Not rated		P-2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2014 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2014 (thousands)

Common shares	1 444 119

Common share options – exercisable and non-exercisable	27 464

Common share options – exercisable	18 084

As at February 23, 2015, the total number of common shares outstanding was 1,445,044,453, and the total number of exercisable and non-exercisable common share options outstanding was 33,376,928. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

On August 5, 2014, Suncor renewed its normal course issuer bid to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of program renewal.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    49

During 2014, the company repurchased 42,026,992 common shares at an average price of $39.76 per share, for a total repurchase cost of $1.671 billion.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid in relation to the 2014 NCIB, without charge, by contacting Investor Relations.

Further repurchases under the program have been suspended at this time in response to the lower crude price environment.

Since commencing its share buyback program in 2011, Suncor has purchased 155.5 million common shares for a total return to shareholders of $5.297 billion under this program.

At December 31 ($ millions, except as noted)	2014	2013	2012	2011

Share repurchase activities (thousands of common shares)

Shares repurchased directly	42 027	49 492	46 862	17 128

Shares repurchased through exercise of put options	—	—	—	—

	42 027	49 492	46 862	17 128

Share repurchase cost ($ millions)

Repurchase cost	1 671	1 675	1 452	500

Option premiums received	—	—	(1)	—

	1 671	1 675	1 451	500

Weighted average repurchase price per share, net of option premiums (dollars per share)	39.76	33.84	30.96	29.19

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2015	2016	2017	2018	2019	2020 and beyond	Total

Fixed and revolving term debt(1)	1 509	690	690	3 536	519	16 003	22 947

Finance lease obligations	112	113	111	108	109	2 123	2 676

Decommissioning and restoration costs(2)	381	458	345	357	311	7 048	8 900

Operating lease agreements, pipeline capacity and energy services commitments(3)	1 728	1 420	1 264	1 126	1 031	6 816	13 385

Exploration work commitments	146	26	—	141	108	253	674

Other long-term obligations(4)	129	15	8	8	8	34	202

Total	4 005	2 722	2 418	5 276	2 086	32 277	48 784

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into various pipeline commitments which are awaiting regulatory approval. In the event regulatory approval is not obtained, Suncor has committed to reimbursing certain costs to the service provider.

(4)
Includes the Libya ESPA signature bonus and merger consent, and Fort Hills purchase obligations. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

50   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 to the 2014 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions. For the year ended December 31, 2014, the pre-tax earnings impact for risk management activities was a gain of $176 million (2013 – pre-tax loss of $18 million).

The company's Energy Trading business uses crude oil, natural gas, refined products and other derivative contracts to generate net earnings. For the year ended December 31, 2014, the pre-tax earnings impact for Energy Trading activities was a gain of $173 million (2013 – pre-tax gain of $176 million).

Assets Available for Sale relate to the company's investment in Pioneer Energy. As a result of the third-party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price.

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	Assets Available for Sale	Energy Trading	Risk Management	Total

Fair value of contracts, outstanding – January 1, 2013	—	(43)	(1)	(44)

Fair value of contracts realized during the year	—	(271)	18	(253)

Changes in fair value during the year	—	176	(18)	158

Fair value of contracts, outstanding – December 31, 2013	—	(138)	(1)	(139)

Fair value of contracts realized during the year	—	(15)	(65)	(80)

Changes in fair value during the year	—	173	176	349

Assets available for sale	183	—	—	183

Fair value outstanding – December 31, 2014	183	20	110	313

The fair value of derivative contracts are recorded in the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2014	2013

Accounts receivable	211	225

Accounts payable	(81)	(364)

Assets available for sale	183	—

	313	(139)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in our 2014 audited Consolidated Financial Statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    51

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Suncor's significant accounting policies are described in notes 3 to the audited Consolidated Financial Statements for the year ended December 31, 2014.

Effective January 1, 2014, the company adopted the following new and amended IFRS standards and interpretations.

Offsetting Financial Assets and Financial Liabilities

International Accounting Standard (IAS) 32 Financial Instruments: Presentation amendments clarified the requirements for offsetting financial assets and liabilities. The amendments clarified that the right to offset must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the company's consolidated financial statements.

Levies

International Financial Reporting Interpretations Committee (IFRIC) 21 Levies clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation did not have a material impact to the company's consolidated financial statements.

Recently Announced Accounting Standards

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in
Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2017, with earlier application permitted. The company is currently assessing the impact of this standard.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard including the requirements previously issued related to classification and measurement of financial assets and liabilities and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1,

52   SUNCOR ENERGY INC. ANNUAL REPORT 2014

2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Significant accounting estimates are those estimates that require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and those estimates where changes in significant assumptions that are within a range of reasonably possible outcomes would have a material impact on the company's financial condition, changes in financial condition or financial performance.

Significant judgments are those judgments made by management in the process of applying the company's accounting policies and that have the most significant impact on the amounts recognized in the Consolidated Financial Statements.

Significant accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. The following are the Significant accounting estimates used in the preparation of Suncor's December 31, 2014 audited Consolidated Financial Statements.

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment, and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2014 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2014, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the initial costs of these activities are capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination.

Project Development

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units (CGU)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, refining margins, and the timing of cash flows. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments

SUNCOR ENERGY INC. ANNUAL REPORT 2014    53

will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Regardless of any indication of impairment, the company must complete an annual impairment assessment for any CGU, or group of CGUs, whose net carrying value includes indefinite-life intangible assets or an allocation of goodwill. For Suncor, this includes impairment assessments of the Oil Sands segment and the Refining and Marketing segment. For 2014, the company completed this review as at October 31, 2014, and determined that the underlying CGUs were not impaired.

During the fourth quarter of 2014, an impairment indicator existed due to a significant decline in benchmark crude prices, and as such, the company completed impairment assessments for its CGUs in the Oil Sands and Exploration and Production segments as at December 31, 2014 and determined that the underlying CGUs were not impaired.

Refer to note 10 to the 2014 audited Consolidated Financial Statements for impairments recorded during 2014.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent, as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to estimates related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Suncor's provision for decommissioning and restoration costs increased by $0.9 billion in 2014 to $8.9 billion (undiscounted). The most significant change in the provision related to a change in the discount rate, increased disturbance and an increase in certain cost estimates in the Oil Sands and Exploration and Production segments. The provision also increased due to a decrease in the average credit-adjusted discount rate (2014 – 3.92%; 2013 – 4.51%).

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

The fair value of plan assets is determined using market values. The estimated rate of return on plan assets in the portfolio considers the current level of returns on fixed income assets, the historical level of risk premium associated with other asset classes and the expected future returns on all asset classes. The discount rate assumption is based on the year-end interest rates for high-quality bonds that mature at times concurrent with the company's benefit obligations. The estimated rate for compensation increases is based on management's judgment.

Actuarial valuations are subject to management's judgment. Actuarial gains and losses comprise changes to assumptions related to discount rates, expected return on plan assets and annual rates for compensation increases. They are accounted for on a prospective basis and may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

The company is involved in litigation and claims in the normal course of operations. As at December 31, 2014, management believes the result of any settlements related to such litigation or claims would not materially affect the financial position of the company.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and

54   SUNCOR ENERGY INC. ANNUAL REPORT 2014

changes in the interpretations of standards may result in changes to those positions and potentially a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow, estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities, and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Joint Arrangements

The classification of joint arrangements structured through separate vehicles as either joint ventures or joint operations requires significant judgment and depends on the legal form and contractual terms of the arrangement as well as other facts and circumstances. These include whether there is exclusive dependence on the parties to the joint arrangement for cash flows through the sale of product and funding of operations, and to assess the rights of the economic benefits of the assets and obligation for funding the liabilities of the arrangements. A joint arrangement whereby the parties take their share of substantially all of the output of the joint arrangement would be an indicator for classification as a joint operation, regardless of structure of the arrangement, and accounted for by recognizing the company's share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation.

Fair Value of Financial Instruments

The fair value of financial instruments is determined whenever possible based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data, including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    55

10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The company's enterprise risk committee (ERC), comprised of senior representatives from business and functional groups across Suncor, oversees entity-wide processes to identify, assess and report on the company's principal risks.

Volatility of Commodity Prices

Our financial performance is closely linked to prices for crude oil in our upstream business and prices for refined petroleum products in our downstream business, and, to a lesser extent, to natural gas prices in our upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by Organization of Petroleum Exporting Countries (OPEC) members, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional and synthetic crude oil.

Refined petroleum products prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor.

Through the latter half of 2014 and into 2015, world oil prices have declined significantly. A prolonged period of low and/or volatile prices could affect the value of our upstream and downstream assets and the level of spending on growth projects, and could result in the curtailment of production from some properties and/or the impairment of that property's carrying value. Accordingly, low commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Government Policy

Suncor operates under federal, provincial, state and municipal legislation in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection controls, safety performance, the reduction of greenhouse gas (GHG) emissions and other emissions, the export of crude oil, natural gas and other products, the company's interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Changes in government policy or regulation, or interpretation thereof, could impact Suncor's existing and planned projects as well as impose costs on compliance, resulting in increased capital expenditures and operating expenses. Changes in government policy or regulation can also have an indirect impact on Suncor, including opposition to new North American pipeline systems, such as the Keystone XL or the Northern Gateway proposals. The result of such changes can also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals.

Income Taxes

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), in 2014, the company received a Notice of Reassessment (NOR) from the CRA, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax,

56   SUNCOR ENERGY INC. ANNUAL REPORT 2014

penalty and interest was approximately $920 million. Also during the year:

•
The company received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company filed Notices of Objection with the CRA and the Provinces of Quebec and Ontario.

•
The company filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Royalties

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other unexpected events. The final determination of these events may have a material impact on royalties payable to provincial and local governments and on the company's royalties expense.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Operational Outages and Major Environmental or Safety Incidents

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – demands significant levels of investment in the design, operation and maintenance of facilities, and, therefore, carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as fires, explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, rail car incident or derailment and the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, as follows:

  •
  Oil Sands operations are susceptible to loss of production, slowdowns, shutdowns or restrictions on our ability to produce higher value products, due to the failure of any one or more of its interdependent component systems.

  •
  For Suncor's upstream businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, ore grade qualities, or the presence of H2S), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, other accidents, and pollution and other environmental risks in the 2014 AIF. Refer also to Significant Risk Factors and Uncertainties Affecting Reserves Data.

  •
  E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a

SUNCOR ENERGY INC. ANNUAL REPORT 2014    57

    shortage of appropriate equipment or specialists required to perform our planned operations.

  •
  Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Regulatory Approval and Compliance

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial or state permits and regulatory approvals. Suncor must also obtain licences to operate certain assets. These processes can involve, among other things, stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

As part of ongoing operations, the company is also required to comply with a large number of Environment, Health and Safety regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with these regulations may result in the imposition of fines and penalties, production constraints, reputational damage, operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Project Execution

There are certain risks associated with the execution of our major projects and the commissioning and integration of new facilities within our existing asset base.

Project execution risk consists of three related primary risks:

•
Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by:

•
Failure to comply with Suncor's project implementation model;

•
The availability, scheduling and cost of materials, equipment and qualified personnel;

•
The complexities associated with integrating and managing contractor staff and suppliers in a confined construction area;

•
Our ability to obtain the necessary environmental and other regulatory approvals;

•
The impact of general economic, business and market conditions and our ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

•
The impact of weather conditions;

•
Risks relating to restarting projects placed in safe mode, including increased capital costs;

•
The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

•
Risk associated with offshore fabrication and logistics;

•
Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

•
The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

•
Our ability to complete strategic transactions; and

•
The commissioning and integration of new facilities within our existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

58   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Fossil Fuel Industry Reputation

Suncor works within an environment characterized by concerns over climate change, with environmental limits seen as a legitimate constraint on economic growth and increased activism and public opposition to fossil fuels. In addition, the social value proposition of resource deployment is being challenged.

Future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor.

Changes in environmental regulation could impact the demand, formulation or quality of our products, or by requiring increased capital expenditures or distribution costs, which may or may not be recoverable in the marketplace. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Climate Change

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a prudent and planned growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor may be subject to incremental levies and taxes.

Land Reclamation

There are risks associated specifically with the company's ability to reclaim mature fine tailings, with TROTM or other methods and technologies. Suncor expects that TROTM will help the company reclaim existing tailings ponds by reducing the volumes of fluid fine tailings. The inability of TROTM or any other methods of technology and/or the increase in time to reclaim tailings ponds could increase Suncor's decommissioning and restoration cost estimates.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of the Lower Athabasca Regional Plan (LARP) may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. Due to the cumulative nature of the plan, the impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the operators in the area and not solely in relation to Suncor's direct impact.

Alberta Environment Water Licences

We currently rely on fresh water, which is obtained under licences from Alberta Environment, to provide domestic and utility water at our Oil Sands operations. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added to these licences. There can be no assurance that the company will not have to pay a fee for the use of water in the future or that any such fees will be reasonable. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor.

There is a risk that future laws or changes to existing laws or regulations could cause capital expenditures and operating expenses to increase or the demand for our products to decrease. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Change Capacity

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important to Suncor to deliver value to shareholders and stakeholders. These objectives also demand a large number of improvement initiatives that compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Cost Management

Suncor is exposed to the risk of escalating operating costs in both its Oil Sands business and other businesses. Suncor's inability to successfully manage costs may constrain its ability to execute high-quality projects that deliver lower operating costs. Factors contributing to these risks include, but are not limited to, the skills and resource shortage and the long-term success of existing and new in situ technologies. The risk of escalating operating costs in both its Oil Sands business and other businesses could have

SUNCOR ENERGY INC. ANNUAL REPORT 2014    59

a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from debottlenecking at MacKay River and growth projects at Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of pipeline constraints or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield, and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

There is a risk that constrained market access for oil sands production due to insufficient pipeline takeaway capacity, growing inland production and refinery outages, creates risk of widening differentials that could impact the profitability of product sales which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyberterrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information stored on our information systems. However, these measures and technology may not adequately prevent security breaches. There is a risk that any significant interruption or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance, production, or increased costs, and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

•
Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

•
A lack of counterparties, due to market conditions or other circumstances, could leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price;

•
We may not receive funds or instruments from our counterparty at the expected time or at all;

•
The counterparty could fail to perform an obligation owed to us;

•
Loss as a result of human error or deficiency in our systems or controls; and

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Exchange Rate Fluctuations

Our Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, and the Canadian dollar and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Interest Rate Risk

We are exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments. We are also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash generated from operations and borrowings. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

60   SUNCOR ENERGY INC. ANNUAL REPORT 2014

If we finance capital expenditures in whole or in part with debt, that may increase our debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its bylaws limit the amount of indebtedness that we may incur; however, we are subject to covenants in our existing bank facilities and seek to avoid an unfavourable cost of debt. The level of our indebtedness, from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect our credit ratings.

We are required to comply with financial and operating covenants under existing credit facilities and debt securities. We routinely review the covenants based on actual and forecast results and have the ability to make changes to our development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2014, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2014, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of political unrest in Syria, Suncor is not able to monitor the status of the Syrian assets, including whether certain facilities have suffered damages. Suncor is continually assessing the control environment in Syria to the extent permitted by applicable law and does not consider the changes in the country to have had a material impact on the company's overall internal control over financial reporting.

The effectiveness of our internal control over financial reporting as at December 31, 2014 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2014.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

In response to a declining crude price outlook, Suncor issued an update to its 2015 corporate guidance. Suncor's press release dated January 13, 2015, which is also available on suncor.com and sedar.com, provides further details and advisories regarding this update to its corporate guidance.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    61

12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards; as such, non-GAAP measures for 2012 have been restated while comparative figures pertaining to Suncor's results for 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings for each segment are reconciled to net earnings in the Financial Information section of the MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenues, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the

62   SUNCOR ENERGY INC. ANNUAL REPORT 2014

twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2014	2013	2012

Adjustments to net earnings

Net earnings		2 699	3 911	2 740

Add after-tax amounts for:

	Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Net interest expense		229	228	42

	A	3 650	4 660	2 625

Capital employed – beginning of twelve-month period

Net debt		6 256	6 639	6 976

Shareholders' equity		41 180	39 215	38 592

		47 436	45 854	45 568

Capital employed – end of twelve-month period

Net debt		7 834	6 256	6 639

Shareholders' equity		41 603	41 180	39 215

		49 437	47 436	45 854

Average capital employed	B	48 797	46 981	45 353

ROCE – including major projects in progress (%)	A/B	7.5	9.9	5.8

Average capitalized costs related to major projects in progress	C	6 203	6 502	8 729

ROCE – excluding major projects in progress (%)	A/(B-C)	8.6	11.5	7.2

SUNCOR ENERGY INC. ANNUAL REPORT 2014    63

Cash Flow from Operations and Free Cash Flow

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012

Net earnings (loss)	1 776	2 040	468	653	1 000	138	1 692	2 022	2 137

Adjustments for:

Depreciation, depletion, amortization and impairment	4 035	2 439	3 964	1 349	1 804	1 857	635	530	464

Deferred income taxes	(139)	358	266	(115)	(130)	28	(43)	64	529

Accretion of liabilities	140	114	109	44	60	62	7	6	4

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of derivative contracts	(34)	—	—	—	—	—	(82)	1	(1)

Loss (gain) on disposal of assets	3	—	(29)	(82)	(130)	(1)	(11)	(7)	(13)

Share-based compensation	22	7	95	8	28	14	4	19	48

Exploration expenses	—	—	—	104	82	145	—	—	—

Settlement of decommissioning and restoration liabilities	(324)	(388)	(380)	(20)	(15)	(32)	(20)	(20)	(21)

Other	(79)	(14)	(86)	(32)	(383)	16	(4)	3	(9)

Cash flow from (used in) operations	5 400	4 556	4 407	1 909	2 316	2 227	2 178	2 618	3 138

Decrease (increase) in non-cash working capital	1 252	1 225	(781)	201	656	(205)	(278)	566	(460)

Cash flow provided by (used in) operating activities	6 652	5 781	3 626	2 110	2 972	2 022	1 900	3 184	2 678

64   SUNCOR ENERGY INC. ANNUAL REPORT 2014

	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2014	2013	2012	2014	2013	2012

Net (loss) earnings	(1 422)	(1 151)	(3)	2 699	3 911	2 740

Adjustments for:

Depreciation, depletion, amortization and impairment	121	119	161	6 140	4 892	6 446

Deferred income taxes	73	90	(94)	(224)	382	729

Accretion of liabilities	7	12	7	198	192	182

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	839	605	(181)	839	605	(181)

Change in fair value of derivative contracts	(154)	94	11	(270)	95	10

Gain on disposal of assets	—	—	(1)	(90)	(137)	(44)

Share-based compensation	72	160	57	106	214	214

Exploration expenses	—	—	—	104	82	145

Settlement of decommissioning and restoration liabilities	—	—	—	(364)	(423)	(433)

Other	35	(7)	4	(80)	(401)	(75)

Cash flow (used in) from operations	(429)	(78)	(39)	9 058	9 412	9 733

(Increase) decrease in non-cash working capital	(1 297)	(1 759)	572	(122)	688	(874)

Cash flow (used in) provided by operating activities	(1 726)	(1 837)	533	8 936	10 100	8 859

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures from cash flow from operations. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity. The following is a reconciliation of free cash flow for Suncor's last three years of operations.

($ millions)	2014	2013	2012

Cash flow from operations	9 058	9 412	9 733

Capital and exploration expenditures	(6 961)	(6 777)	(6 957)

Free Cash Flow	2 097	2 635	2 776

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    65

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Operating Earnings Reconciliations – Fourth Quarter 2014 and 2013

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss) as reported	180	469	198	(101)	173	458	(467)	(383)	84	443

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	302	259	302	259

Net impact of not proceeding with the Voyageur upgrader project	—	(69)	—	—	—	—	—	—	—	(69)

Impairments (net of reversals) and provisions	—	—	—	563	—	—	—	—	—	563

Recognition of risk mitigation proceeds	—	—	—	(223)	—	—	—	—	—	(223)

Operating earnings (loss)	180	400	198	239	173	458	(165)	(124)	386	973

66   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Cash Flow from Operations Reconciliations – Fourth Quarter 2014 and 2013

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	180	469	198	(101)	173	458	(467)	(383)	84	443

Adjustments for:

Depreciation, depletion, amortization and impairment	709	680	297	915	162	149	32	31	1 200	1 775

Deferred income taxes	84	35	(83)	—	(10)	(84)	60	41	51	(8)

Accretion of liabilities	34	30	11	10	2	2	—	2	47	44

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	352	304	352	304

Change in fair value of derivative contracts	(32)	1	(2)	1	(68)	2	(54)	154	(156)	158

Gain on disposal of assets	—	—	—	—	(10)	(3)	—	—	(10)	(3)

Share-based compensation	(5)	17	(1)	7	(2)	10	(4)	47	(12)	81

Exploration expenses	—	—	8	23	—	—	—	—	8	23

Settlement of decommissioning and restoration liabilities	(70)	(75)	(3)	1	(10)	(7)	—	—	(83)	(81)

Other	(25)	(47)	(24)	(304)	3	7	57	(42)	11	(386)

Cash flow from (used in) operations	875	1 110	401	552	240	534	(24)	154	1 492	2 350

Decrease (increase) in non-cash working capital	1 542	(963)	137	91	317	340	(1 473)	518	523	(14)

Cash flow provided by (used in) operating activities	2 417	147	538	643	557	874	(1 497)	672	2 015	2 336

SUNCOR ENERGY INC. ANNUAL REPORT 2014    67

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil

Forward-Looking Information

The MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward- looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "aiming" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's expectations about production volumes and the performance and costs of its assets, including that:

•
The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 with a ramp up to 90% of its planned gross production capacity of 180,000 bbls/d (73,400 bbls/d net to Suncor) within twelve months. Project activities in 2015 are expected to focus on the completion of detailed engineering on the secondary extraction and utilities areas, the continued ramp up of procurement spending, and field construction activities across all areas. Suncor's share of the estimated post-sanction project cost is $5.5 billion;

•
Golden Eagle is expected to reach peak production of approximately 18,000 boe/d (net to Suncor) in 2015. The field development plan for Golden Eagle includes stand-alone facilities designed for 70,000 boe/d of gross production capacity. Activity in 2015 will include further development drilling as production ramps up to its peak production rate. Suncor's share of the post-sanction costs is estimated at $1 billion (+/-10%);

•
Suncor has a target to increase upgrader reliability to a 90% utilization rate of 315,000 bbls/d by 2017;

•
The Hebron field includes a gravity-based structure design supporting a gross oil production rate of

68   SUNCOR ENERGY INC. ANNUAL REPORT 2014

  150,000 bbls/d (34,200 boe/d net to Suncor). Project activity in 2015 is expected to focus on construction of the gravity-based structure and topsides. Suncor's share of the estimated project cost is $2.8 billion (+/-10%). First oil at the Hebron project is expected in 2017; and

•
Cedar Point, which is expected to commence operations by the end of 2015, and Adelaide, both based in Ontario, are expected to add 140 MW of gross installed capacity, increasing the capacity of Suncor's wind projects by 55%.

The anticipated duration and impact of planned maintenance events, including that:

•
There are no major turnarounds scheduled for 2015 in Oil Sands. The company plans to complete routine maintenance on two coker units throughout the year;

•
A planned ten-week maintenance event at Terra Nova has been scheduled for the second quarter of 2015; and

•
The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2015 with an expected duration of four weeks. The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 as well as a three-week planned maintenance event in the fourth quarter of 2015.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The HSEU's production is expected to ramp up in the last half of 2015. Drilling is expected to continue in 2015 with first oil at SWRX expected in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields;

•
The fourth appraisal well is planned for the Beta project in 2015, while further evaluation activities are expected to continue on the Butch prospect in 2015;

•
Suncor expects to drill at six exploration locations in the North Sea and on the east coast of Canada in 2015 (two operated by Suncor);

•
Suncor reached an agreement to sell the company's 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, before adjustments and other costs, which is expected to close in the first half of 2015;

•
The sulphur recovery facility integrated into the Montreal refinery is expected to secure the refinery's long-term sulphur recovery needs and improve overall production yields;

•
The company's operational excellence initiatives, including debottlenecking and infill drilling programs at both Firebag and MacKay River, are expected to achieve steady production growth while reducing operating costs;

•
For 2015, Oil Sands operations plans for sustaining capital continue to focus on planned maintenance, tailings management operations offsetting natural production declines, and maintaining production capacity of existing facilities, including new well pads for In Situ assets and equipment replacement for the mine;

•
The company's plans for growth capital for Oil Sands operations in 2015 include continuing construction of midstream assets that will support production, including hot bitumen cooling and blending facilities, and related storage assets;

•
Oil Sands ventures sustaining capital expenditures in 2015 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities, improvements to utilities facilities and capital to complete mine train replacements;

•
Sustaining capital for Refining and Marketing will focus on planned maintenance events and routine asset replacement;

•
Growth capital for renewable energy will be focused on progressing projects within the company's renewable business including the Cedar Point project. Construction of the Cedar Point project is expected to be completed and commercial operations are expected to begin later in 2015. The project is expected to add 100 MW of gross installed capacity. The final decision on an appeal of the company's permit for the Cedar Point project is expected in early March 2015. Suncor has also invested in biodiesel technology to capture a production cost advantage, through interests in both a technology company and the retrofit of a biodiesel plant, which is expected to be completed by the end of 2015; and

•
The focus for the ethanol operations will be to maintain safe and reliable operations and improve plant profitability through technology improvements.

Also:

•
Suncor's strategies and commitment to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging its competitive differentiators;

SUNCOR ENERGY INC. ANNUAL REPORT 2014    69

•
Suncor's projects, such as Fort Hills, are expected to provide long-term profitability for the company;

•
Suncor's expectation that it will drive down costs and focus on improved productivity and reliability, which is expected to help Suncor get the most out of its operations;

•
The company's reductions in its 2015 capital program of $1 billion, including the deferral of some projects that have not been sanctioned, which is not expected to impact the company's continued safety, reliability and environmental performance;

•
Suncor's $600 million to $800 million targeted reduction in operating costs;

•
The anticipated reversal of Enbridge's Line 9, combined with existing rail access, is expected to provide the company with the flexibility to supply the Montreal refinery with a full slate of inland priced crude in the latter part of 2015;

•
Suncor's construction of a water treatment plant that is expected to reduce freshwater use;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures;

•
If additional capital is required, the company believes additional financing will be available at commercial terms and rates; and

•
Our belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs,

70   SUNCOR ENERGY INC. ANNUAL REPORT 2014

resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2014 AIF dated February 26, 2015 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    71

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of seven independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves and resource estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steve W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2015

72   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2014, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2014. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steve W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    73

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Suncor Energy Inc.

We have completed the integrated audits of Suncor Energy Inc.'s 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Suncor Energy Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of comprehensive income, cash flows, and changes in shareholders' equity for each of the two years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Suncor Energy Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the two years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

74   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Report on internal control over financial reporting

We have also audited Suncor Energy Inc.'s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Accountants
Calgary, Alberta

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    75

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	Notes	2014	2013

Revenues and Other Income

Operating revenues, net of royalties	7	39 862	39 593

Other income	8	628	704

		40 490	40 297

Expenses

Purchases of crude oil and products		17 426	17 293

Operating, selling and general	9 and 26	9 749	9 462

Transportation		879	845

Depreciation, depletion, amortization and impairment	10 and 17	6 140	4 892

Exploration		367	322

Gain on disposal of assets	35	(90)	(137)

Voyageur upgrader project charges	33	—	82

Financing expenses	11	1 429	1 162

		35 900	33 921

Earnings before Income Taxes		4 590	6 376

Income Taxes	12

Current		2 115	2 083

Deferred		(224)	382

		1 891	2 465

Net Earnings		2 699	3 911

Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		304	325

Unrealized gain on assets available for sale, net of income taxes of $13	36	85	—

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes of $56		(144)	579

Other Comprehensive Income		245	904

Total Comprehensive Income		2 944	4 815

Per Common Share (dollars)	13

Net earnings – basic		1.84	2.61

Net earnings – diluted		1.84	2.60

Cash dividends		1.02	0.73

The accompanying notes are an integral part of the consolidated financial statements.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2014

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2014	December 31 2013

Assets

Current assets

Cash and cash equivalents	14	5 495	5 202

Accounts receivable		4 275	5 254

Inventories	16	3 466	3 944

Income taxes receivable		680	294

Total current assets		13 916	14 694

Property, plant and equipment, net	17, 33, 34 and 35	59 800	57 270

Exploration and evaluation	18	2 248	2 772

Other assets	19	598	422

Goodwill and other intangible assets	20	3 083	3 092

Deferred income taxes	12	26	65

Total assets		79 671	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	21	806	798

Current portion of long-term debt	21	34	457

Accounts payable and accrued liabilities		5 704	7 090

Current portion of provisions	24	752	998

Income taxes payable		1 058	1 263

Total current liabilities		8 354	10 606

Long-term debt	21	12 489	10 203

Other long-term liabilities	22	1 787	1 464

Provisions	24	4 895	4 078

Deferred income taxes	12	10 543	10 784

Shareholders' equity		41 603	41 180

Total liabilities and shareholders' equity		79 671	78 315

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steve W. Williams	Michael W. O'Brien
Director	Director

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    77

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2014	2013

Operating Activities

Net earnings		2 699	3 911

Adjustments for:

Depreciation, depletion, amortization and impairment		6 140	4 892

Deferred income taxes		(224)	382

Accretion		198	192

Unrealized foreign exchange loss on U.S. dollar denominated debt		839	605

Change in fair value of derivative contracts		(270)	95

Gain on disposal of assets		(90)	(137)

Share-based compensation		106	214

Exploration		104	82

Settlement of decommissioning and restoration liabilities		(364)	(423)

Other		(80)	(401)

(Increase) decrease in non-cash working capital	15	(122)	688

Cash flow provided by operating activities		8 936	10 100

Investing Activities

Capital and exploration expenditures		(6 961)	(6 777)

Acquisitions	33 and 34	(121)	(515)

Proceeds from disposal of assets	35	224	943

Divestiture of pipeline contract	24	—	(76)

Other investments		(64)	(18)

Increase (decrease) in non-cash working capital	15	59	(90)

Cash flow used in investing activities		(6 863)	(6 533)

Financing Activities

Net change in debt		(81)	138

Repayment of long-term debt		(452)	(312)

Issuance of long-term debt		1 575	—

Issuance of common shares under share option plans		247	112

Purchase of common shares for cancellation, net of option premiums	25	(1 671)	(1 675)

Dividends paid on common shares		(1 490)	(1 095)

Cash flow used in financing activities		(1 872)	(2 832)

Increase in Cash and Cash Equivalents		201	735

Effect of foreign exchange on cash and cash equivalents		92	82

Cash and cash equivalents at beginning of year		5 202	4 385

Cash and Cash Equivalents at End of Year		5 495	5 202

Supplementary Cash Flow Information

Interest paid		752	711

Income taxes paid		2 697	1 339

The accompanying notes are an integral part of the consolidated financial statements.

78   SUNCOR ENERGY INC. ANNUAL REPORT 2014

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012		19 945	579	(210)	18 901	39 215	1 523 057

Net earnings		—	—	—	3 911	3 911	—

Foreign currency translation adjustment		—	—	325	—	325	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $201		—	—	—	579	579	—

Total comprehensive income		—	—	325	4 490	4 815	—

Issued under share option plans		159	(32)	—	—	127	4 750

Issued under dividend reinvestment plan		28	—	—	(28)	—	—

Purchase of common shares for cancellation	25	(648)	—	—	(1 027)	(1 675)	(49 492)

Change in liability for share purchase commitment	25	(89)	—	—	(169)	(258)	—

Share-based compensation		—	51	—	—	51	—

Dividends paid on common shares		—	—	—	(1 095)	(1 095)	—

At December 31, 2013		19 395	598	115	21 072	41 180	1 478 315

Net earnings		—	—	—	2 699	2 699	—

Foreign currency translation adjustment		—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13		—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56		—	—	—	(144)	(144)	—

Total comprehensive income		—	—	389	2 555	2 944	—

Issued under share option plans		323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan		38	—	—	(38)	—	—

Purchase of common shares for cancellation	25	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	25	108	—	—	198	306	—

Share-based compensation		—	42	—	—	42	—

Dividends paid on common shares		—	—	—	(1 490)	(1 490)	—

At December 31, 2014		19 311	609	504	21 179	41 603	1 444 119

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2015.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. Suncor recognizes its share of assets, liabilities, revenue and expenses, on a line-by-line basis, of its joint operations. Joint ventures are investments in entities over which the company has joint control over the entities net assets and are accounted for using the equity method. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

(b) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign

80   SUNCOR ENERGY INC. ANNUAL REPORT 2014

exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(e) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

(f) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical, seismic, and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(g) Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install

SUNCOR ENERGY INC. ANNUAL REPORT 2014    81

development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will flow to the company and the associated carrying amount of the replaced asset (or part of a replaced asset) is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(h) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sand mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

82   SUNCOR ENERGY INC. ANNUAL REPORT 2014

(i) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of goodwill and other intangible assets are reviewed on an annual basis.

(j) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments are reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

(k) Assets Held For Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. However, when the assets or disposal groups are sold, the gains or losses on sale are recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(l) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates

SUNCOR ENERGY INC. ANNUAL REPORT 2014    83

resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as an offset to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax position at the best estimate of the amount of tax payable.

(n) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model, with the exception of performance share units, which are measured at fair value using the Monte-Carlo simulation approach. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(p) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the hedged item attributable to the hedged risk are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(s) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(t) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(u) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and as such are recognized in Operating, Selling and General expenses in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    85

(v) Joint Arrangements

The classification of joint arrangements structured through separate vehicles as either joint ventures or joint operations depends on the legal form and contractual terms of the arrangement as well as other facts and circumstances. These include whether there is exclusive dependence on the parties to the joint arrangement for cash flows through the sale of product and funding of operations, and to assess the rights of the economic benefits of the assets and obligation for funding the liabilities of the arrangements.

A joint arrangement whereby the parties take their share of substantially all of the output of the joint arrangement would be an indicator for classification as a joint operation, regardless of structure of the arrangement, and accounted for by recognizing the company's share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2014 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2014, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the initial costs of these activities are capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

86   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the Tailings Reduction Operations process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to estimates related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and potentially a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    87

Fair Value of Financial Instruments

The fair value of financial instruments is determined whenever possible based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model and Monte-Carlo simulation approach. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in International Accounting Standard (IAS) 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2017, with earlier application permitted. The company is currently assessing the impact of this standard.

88   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

6. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Effective January 1, 2014, the company adopted the following new and amended IFRS standards and interpretations.

Offsetting Financial Assets and Financial Liabilities

IAS 32 Financial Instruments: Presentation amendments clarified the requirements for offsetting financial assets and liabilities. The amendments clarified that the right to offset must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the company's consolidated financial statements.

Levies

International Financial Reporting Interpretation Committee (IFRIC) 21 Levies clarified that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation did not have a material impact to the company's consolidated financial statements.

7. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in northeast Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project of 40.8% as well as its 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment

SUNCOR ENERGY INC. ANNUAL REPORT 2014    89

balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	10 658	9 063	4 290	5 931	26 482	26 495	86	109	41 516	41 598

Intersegment revenues	3 903	4 026	425	432	145	163	(4 473)	(4 621)	—	—

Less: Royalties	(982)	(859)	(672)	(1 146)	—	—	—	—	(1 654)	(2 005)

Operating revenues, net of royalties	13 579	12 230	4 043	5 217	26 627	26 658	(4 387)	(4 512)	39 862	39 593

Other income	115	64	217	381	151	22	145	237	628	704

	13 694	12 294	4 260	5 598	26 778	26 680	(4 242)	(4 275)	40 490	40 297

Expenses

Purchases of crude oil and products	355	460	459	568	21 093	20 807	(4 481)	(4 542)	17 426	17 293

Operating, selling and general	6 042	5 852	558	676	2 447	2 307	702	627	9 749	9 462

Transportation	541	482	90	127	290	278	(42)	(42)	879	845

Depreciation, depletion, amortization and impairment	4 035	2 439	1 349	1 804	635	530	121	119	6 140	4 892

Exploration	96	115	271	207	—	—	—	—	367	322

Loss (gain) on disposal of assets	3	—	(82)	(130)	(11)	(7)	—	—	(90)	(137)

Voyageur upgrader project charges	—	82	—	—	—	—	—	—	—	82

Financing expenses	153	135	72	33	—	5	1 204	989	1 429	1 162

	11 225	9 565	2 717	3 285	24 454	23 920	(2 496)	(2 849)	35 900	33 921

Earnings (Loss) before Income Taxes	2 469	2 729	1 543	2 313	2 324	2 760	(1 746)	(1 426)	4 590	6 376

Income Taxes

Current	832	331	1 005	1 443	675	674	(397)	(365)	2 115	2 083

Deferred	(139)	358	(115)	(130)	(43)	64	73	90	(224)	382

	693	689	890	1 313	632	738	(324)	(275)	1 891	2 465

Net Earnings (Loss)	1 776	2 040	653	1 000	1 692	2 022	(1 422)	(1 151)	2 699	3 911

Capital and Exploration Expenditures	3 826	4 311	1 819	1 483	1 021	890	295	93	6 961	6 777

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2014	2013

Canada	31 894	31 407

United States	5 651	5 415

Other foreign	2 317	2 771

	39 862	39 593

90   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Non-Current Assets(1)

($ millions)	Dec 31 2014	Dec 31 2013

Canada	59 409	57 235

United States	1 495	1 330

Other foreign	4 825	4 991

	65 729	63 556

(1)
Excludes deferred income tax assets.

8. OTHER INCOME

Other Income consists of the following:

($ millions)	2014	2013

Energy trading activities

Change in fair value of contracts	173	176

(Losses) gains on inventory valuation	(61)	15

Risk management activities(1)	176	(18)

Risk mitigation and insurance proceeds	21	342

Reserves redetermination(2)	145	—

Investment and interest income	90	85

Renewable energy grants	34	47

Change in value of pipeline commitments and other	50	57

	628	704

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

9. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2014	2013

Contract services	3 842	4 412

Employee costs(1)	2 891	2 654

Materials	1 093	932

Energy	1 180	915

Equipment rentals and leases	299	335

Travel, marketing and other	444	214

	9 749	9 462

(1)
The company incurred $3.4 billion of employee costs for the year ended December 31, 2014 (2013 – $3.3 billion), of which $2.9 billion (2013 – $2.7 billion) was recorded as employee costs in Operating, Selling and General expense. Employee costs include salaries, benefits and share-based compensation.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    91

 10. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an impairment charge of $718 million (net of taxes of $248 million) related to the company's interest in the Joslyn mining project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs – see note 27). Relevant market transactions were also considered.

The company re-assessed the Joslyn mining project and noted no impairment indicators as at December 31, 2014, due to the long-term nature of the project.

The calculation of the recoverable amount as at June 30, 2014 was sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs. A two-year delay in the timing of expected first oil would increase the after-tax impairment charge by approximately $50 million. A 1% increase in discount rate would increase the after-tax impairment charge by approximately $360 million. A 5% increase in capital construction costs would increase the after-tax impairment charge by approximately $190 million.

The remaining carrying value of the company's share of the Joslyn mining project as at December 31, 2014 was $400 million.

Other

In the second quarter of 2014, the company recorded an impairment charges of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the second quarter of 2014, as a result of production shut-in due to the closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements (EPSAs), the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. This resulted in the company recognizing an impairment charge of $297 million (net of taxes of $nil) related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

As a result of the current price environment and recent developments in the country, the Libyan assets were reassessed for impairment at December 31, 2014. The impairment test used an expected cash flow approach based on 2014 year-end reserves data and the company's production and cash flow expectations for the remaining term of the EPSAs, with two scenarios representing i) full production resumes on January 1, 2016, and ii) full production resumes on April 1, 2017. The two scenarios were equally weighted at 50%. Both scenarios were present valued using a risk-adjusted discount rate of 17%, and a Brent-based price of US$82.50 per barrel in 2016, US$87.50 in 2017, US$90.00 in 2018, US$95.00 in 2019, US$100.00 in 2020, US$101.35 in 2021, and then escalating at an average of 2% per year thereafter (Level 3 fair value inputs). Based on the updated analysis, no further impairment was necessary.

The calculation of the recoverable amount is sensitive to the discount rate and prices. A 2% increase in discount rate would result in an after-tax impairment charge of approximately $60 million and a 5% decrease in price would result in an after-tax impairment charge of approximately $70 million. A delay in the timing of the expected return to full production to April 1, 2017 would result in an after-tax impairment charge of approximately $35 million at December 31, 2014.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2014

During 2013, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology to determine the recoverable amount, and an after-tax impairment charge of $101 million was recognized in the fourth quarter of 2013 and charged against Property, Plant and Equipment.

The remaining carrying value of the company's net assets in Libya as at December 31, 2014 was approximately $375 million.

Syria

Since December 2011, the company's operations and its contractual obligations in Syria have been suspended under a period of force majeure due to political unrest and international sanctions affecting that country. As there has been no resolution of the political situation and increasing uncertainty with respect to the company's return to operations in the country, during the fourth quarter of 2013, using a value-in-use methodology, the company impaired the remaining carrying value of its Syrian property, plant and equipment and working capital, resulting in an impairment charge of $422 million (net of taxes of $nil). The company also recognized $300 million ($223 million after-tax) of risk mitigation proceeds in Other Income that had been received in the fourth quarter of 2012 as the likelihood of return in the foreseeable future is remote. These proceeds are subject to a provisional repayment should the company recover any or all of its investment in Syria.

The remaining carrying value of the company's net assets in Syria as at December 31, 2014 was $nil.

Other

In the fourth quarter of 2013, the company recognized an impairment charge in the E&P segment of $40 million (net of taxes of $14 million) to reflect the recoverable amount of its unconventional oil properties in the Wilson Creek area of central Alberta. The recoverable amount was determined using a fair value less costs of disposal methodology, with the expected cash flow approach based on 2013 year-end reserves information and a risk-adjusted discount rate of 10% (Level 3 fair value inputs). The Wilson Creek assets were sold in 2014 (note 35).

11. FINANCING EXPENSES

($ millions)	2014	2013

Interest on debt and finance leases	739	703

Capitalized interest at 6.2% (2013 – 6.1%)	(431)	(397)

Interest expense	308	306

Interest on pension and other post-retirement benefits	55	68

Accretion	198	192

Foreign exchange loss on U.S. dollar denominated debt	839	605

Foreign exchange and other	29	(9)

	1 429	1 162

12. INCOME TAXES

Income Tax Expense

($ millions)	2014	2013

Current:

Current year	2 017	2 093

Adjustments in respect of current income tax of prior years	98	(10)

Deferred:

Origination and reversal of temporary differences	(143)	410

Adjustments in respect of deferred income tax of prior years	(52)	(28)

Changes in tax rates and legislation	(29)	—

	1 891	2 465

SUNCOR ENERGY INC. ANNUAL REPORT 2014    93

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2014	2013

Earnings before income tax	4 590	6 376

Canadian statutory tax rate	25.66%	25.64%

Statutory tax	1 178	1 635

Add (deduct) the tax effect of:

Non-deductible component of capital losses	98	71

Share-based compensation and other permanent items	27	5

Assessments and adjustments	46	(38)

Impact of income tax rate and legislative changes	(29)	—

Foreign tax rate differential	483	691

Non-taxable impairment charge	76	134

Other	12	(33)

	1 891	2 465

Deferred Income Tax Balances

Deferred income tax expense and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings		Consolidated Balance Sheets (1)

($ millions)	2014	2013	Dec 31 2014	Dec 31 2013

Property, plant and equipment	(98)	758	12 349	12 134

Decommissioning and restoration provision	107	(54)	(1 207)	(1 017)

Employee retirement benefit plans	34	(103)	(563)	(541)

Tax loss carry-forwards	(10)	136	(41)	(31)

Partnership deferral reserve	(58)	(213)	134	192

Foreign exchange and other	(199)	(142)	(155)	(18)

	(224)	382	10 517	10 719

(1)
The current and non-current portion of the deferred income tax liability and asset are as follows:

($ millions)	Dec 31 2014	Dec 31 2013

Current deferred income tax liability	333	103

Current deferred income tax asset	—	(4)

Non-current deferred income tax liability	10 210	10 681

Non-current deferred income tax asset	(26)	(61)

Net deferred income tax liability	10 517	10 719

94   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Change in Deferred Income Tax Balances

($ millions)	2014	2013

Beginning of year	10 719	10 366

Recognized in deferred income tax expense	(224)	382

Recognized in other comprehensive income	(43)	201

Foreign exchange, disposition and other	65	(230)

End of year	10 517	10 719

Deferred Tax in Other Comprehensive Income (Loss)

	Twelve months ended December 31

($ millions)	2014	2013

Unrealized gain on assets available for sale	(13)	—

Actuarial gain (loss) on employee retirement benefit plans	56	(201)

	43	(201)

No deferred tax liability has been recognized at December 31, 2014 on temporary differences of approximately $11.3 billion (2013 – $11.2 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

Canada Revenue Agency Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), in 2014, the company received a Notice of Reassessment (NOR) from the CRA regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. Also during the year:

•
The company received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company filed Notices of Objection with CRA and the Provinces of Quebec and Ontario.

•
The company filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    95

 13. EARNINGS PER COMMON SHARE

($ millions)	2014	2013

Net earnings	2 699	3 911

(millions of common shares)

Weighted average number of common shares	1 462	1 501

Dilutive securities:

Effect of share options	3	1

Weighted average number of diluted common shares	1 465	1 502

(dollars per common share)

Basic earnings per share	1.84	2.61

Diluted earnings per share	1.84	2.60

14. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2014	Dec 31 2013

Cash	659	1 184

Cash equivalents	4 836	4 018

	5 495	5 202

15. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2014	2013

Accounts receivable	1 108	(60)

Inventories	444	(220)

Accounts payable and accrued liabilities	(784)	69

Current portion of provisions	(240)	206

Income taxes payable (net)	(591)	603

	(63)	598

Relating to:

Operating activities	(122)	688

Investing activities	59	(90)

96   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 16. INVENTORIES

($ millions)	Dec 31 2014	Dec 31 2013

Crude oil	1 081	1 269

Refined products	1 474	1 695

Materials, supplies and merchandise	623	594

Energy trading commodity inventories	288	386

	3 466	3 944

During 2014, product inventories of $18.0 billion (2013 – $18.0 billion) were expensed. There was a write-down of inventories of $11 million in 2014 (2013 – nil). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

17. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2012	24 454	49 914	74 368

Additions	2 094	4 475	6 569

Transfers from exploration and evaluation	644	—	644

Acquisitions (note 33)	—	374	374

Changes in decommissioning and restoration	358	18	376

Disposals and derecognition	(2 578)	(921)	(3 499)

Foreign exchange adjustments	551	166	717

At December 31, 2013	25 523	54 026	79 549

Additions	2 626	4 015	6 641

Acquisitions (note 34)	—	161	161

Changes in decommissioning and restoration	1 027	38	1 065

Disposals and derecognition	(253)	(2 882)	(3 135)

Foreign exchange adjustments	312	229	541

At December 31, 2014	29 235	55 587	84 822

Accumulated provision

At December 31, 2012	(6 493)	(12 441)	(18 934)

Depreciation and depletion	(2 056)	(2 181)	(4 237)

Impairment (note 10)	(155)	(444)	(599)

Disposals and derecognition	997	744	1 741

Foreign exchange adjustments	(189)	(61)	(250)

At December 31, 2013	(7 896)	(14 383)	(22 279)

Depreciation and depletion	(1 847)	(2 708)	(4 555)

Impairment (note 10)	(129)	(428)	(557)

Disposals and derecognition	136	2 560	2 696

Foreign exchange adjustments	(201)	(126)	(327)

At December 31, 2014	(9 937)	(15 085)	(25 022)

Net property, plant and equipment

December 31, 2013	17 627	39 643	57 270

December 31, 2014	19 298	40 502	59 800

SUNCOR ENERGY INC. ANNUAL REPORT 2014    97

	Dec 31, 2014			Dec 31, 2013

($ millions)	Cost	Accumulated provision	Net book value	Cost	Accumulated provision	Net book value

Oil Sands	54 011	(13 032)	40 979	52 127	(12 125)	40 002

Exploration and Production	17 667	(8 021)	9 646	15 660	(6 704)	8 956

Refining and Marketing	11 545	(3 279)	8 266	10 449	(2 883)	7 566

Corporate, Energy Trading and Eliminations	1 599	(690)	909	1 313	(567)	746

	84 822	(25 022)	59 800	79 549	(22 279)	57 270

At December 31, 2014, the balance of assets under construction and not subject to depreciation or depletion was $12.3 billion (December 31, 2013 – $11.1 billion).

At December 31, 2014, Property, Plant and Equipment included finance leases with a net book value of $949 million (December 31, 2013 – $997 million).

Fort Hills Project

On October 30, 2013, the co-owners of Fort Hills announced project sanction. As a result, the accumulated capital costs in Exploration and Evaluation assets were transferred to oil and gas properties in Property, Plant and Equipment and an impairment test was required in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. A fair value less cost of disposal methodology was used to determine the recoverable amount and, as it exceeded the carrying amount, no impairment was recorded.

The company reassessed Fort Hills for impairment at December 31, 2014 and noted no impairment. A fair value less cost of disposal methodology was used. Key assumptions used in the calculation of the recoverable amount were discount rate, bitumen price and future capital costs. For purposes of calculating the recoverable amount, the company applied a risk-adjusted discount rate of 8%, assumed bitumen price of $53.28 per barrel at first oil in 2017, $66.58 per barrel in 2018, escalating at an average of 2% per year thereafter, for the remaining life of the mine, and go forward capital costs of $4.2 billion (Level 3 fair value inputs).

The assumptions used by management to calculate the recoverable amount may change. Changes in these assumptions will have an impact on the recoverable amount and may result in impairment. A 1% increase in discount rate would have resulted in a decrease to the recoverable amount of $1.2 billion. Bitumen prices were based on third-party published price curves adjusted for the company's view on long-term pricing economics and marketing information. A 5% decrease in prices would have resulted in a decrease to the recoverable amount of $915 million. Future capital costs of the mine are derived from company experience and adjusted for specific attributes of the project and expected cost savings due to new technologies. A 15% increase to this estimate (over the construction period) would have resulted in a decrease to the recoverable amount of $625 million.

18. EXPLORATION AND EVALUATION ASSETS

($ millions)	2014	2013

Beginning of year	2 772	3 284

Additions	292	225

Transfers to oil and gas assets	—	(644)

Dry hole expenses	(104)	(82)

Disposals	—	(11)

Impairment (Note 10)	(706)	—

Amortization	(7)	(13)

Foreign exchange adjustments	1	13

End of year	2 248	2 772

98   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 19. OTHER ASSETS

($ millions)	Dec 31 2014	Dec 31 2013

Investments (note 36)	447	325

Prepaids and other	151	97

	598	422

20. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2012	2 752	148	166	38	3 104

Amortization	—	—	—	(12)	(12)

At December 31, 2013	2 752	148	166	26	3 092

Amortization	—	—	—	(9)	(9)

At December 31, 2014	2 752	148	166	17	3 083

The company performed its most recent goodwill impairment test at October 31, 2014 (and, as a result of the current price environment, updated the test with December 31, 2014 pricing). Recoverable amounts for the Oil Sands CGUs were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital that is implicit in current market transactions for similar assets. The after-tax discount rate applied to cash flow projections was 10% at October 31, 2014 (October 31, 2013 – 10%). The company based its cash flow projections on a December 31, 2014 average West Texas Intermediate (WTI) price of US$62.50 per barrel in 2015, US$75.00 per barrel in 2016, US$80.00 per barrel in 2017, and then escalating at an average of 6% per year from 2018 – 2020 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecasted cash flow period ranged from 20 years to 50 years based on the reserve life of the respective CGU. As a result of this analysis, management did not identify impairment within the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test at October 31, 2014 of its Refining and Marketing CGUs. The recoverable amounts were based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rate applied to the cash flow projection was between 10% and 15% at October 31, 2014 (October 31, 2013 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    99

 21. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2014	Dec 31 2013

Commercial paper(1)	806	798

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2014 was 0.3% (December 31, 2013 – 0.3%).

Long-Term Debt

($ millions)	Dec 31 2014	Dec 31 2013

Fixed-term debt, redeemable at the option of the company

6.85% Notes, due 2039 (US$750)	870	798

6.80% Notes, due 2038 (US$900)	1 071	983

6.50% Notes, due 2038 (US$1150)	1 334	1 223

5.95% Notes, due 2035 (US$600)	652	596

5.95% Notes, due 2034 (US$500)	580	532

5.35% Notes, due 2033 (US$300)	306	279

7.15% Notes, due 2032 (US$500)	580	532

3.60% Notes, due 2024 (US$750)(2)	864	—

3.10% Series 5 Medium Term Notes, due 2021(3)	747	—

6.10% Notes, due 2018 (US$1250)	1 450	1 330

6.05% Notes, due 2018 (US$600)	703	646

5.00% Notes, due 2014 (US$400)	—	427

7.00% Debentures, due 2028 (US$250)	298	274

7.875% Debentures, due 2026 (US$275)	348	321

9.25% Debentures, due 2021 (US$300)	404	378

5.39% Series 4 Medium Term Notes, due 2037	600	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

Total unsecured long-term debt	11 507	9 619

Secured long-term debt	13	13

Finance leases(4)	1 054	1 071

Deferred financing costs	(51)	(43)

	12 523	10 660

Current portion of long-term debt

Finance leases	(21)	(17)

Secured long-term debt	(13)	(13)

5.00% Notes, due 2014 (US$400)	—	(427)

	(34)	(457)

Total long-term debt	12 489	10 203

(2)
In November 2014, the company issued US$750 million of senior unsecured notes maturing on December 1, 2024 under a $2 billion U.S. base shelf prospectus. The notes have a coupon of 3.60% and were priced at $99.235 per note for an effective yield of 3.692%. Interest is paid semi-annually.

(3)
In November 2014, the company issued $750 million of senior unsecured Series 5 Medium Term Notes maturing on November 26, 2021 under a $2 billion Canadian base shelf prospectus. The notes have a coupon of 3.10% and were priced at $99.663 per note for an effective yield of 3.154%. Interest is paid semi-annually.

(4)
Interest rates range from 4.6% to 13.4% and maturity dates range from 2017 to 2038.

100   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2015	840

2016	23

2017	20

2018	2 868

2019	25

Thereafter	9 562

13 338

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2014

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2016	1 550

Fully revolving for a period of four years and expires in April 2019	3 000

Can be terminated at any time at the option of the lenders	138

Total credit facilities	6 688

Credit facilities supporting outstanding commercial paper	(806)

Credit facilities supporting standby letters of credit(1)	(1 607)

Total unutilized credit facilities	4 275

(1)
To reduce costs, the company supported certain credit facilities with $1 525 million of cash collateral as at December 31, 2014 (December 31, 2013 – $585 million).

22. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2014	Dec 31 2013

Pensions and other post-retirement benefits (note 23)	1 222	926

Share-based compensation plans (note 26)	341	335

Deferred revenue	66	72

Libya EPSAs signature bonus(1)	73	64

Other	85	67

	1 787	1 464

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2014, the carrying amount of the Libya EPSAs signature bonus was $79 million (December 31, 2013 – $78 million). The current portion is $6 million (December 31, 2013 – $14 million) and is recorded in Accounts Payable and Accrued Liabilities.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    101

 23. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-Liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013 and for the International plans were performed as at December 31, 2014. In addition, effective January 1, 2014, the Petro-Canada Retirement Plan and Suncor Energy Pension Plan were merged. There was no impact to the consolidated results as a result of this event. The company uses a measurement date of December 31 to value the plan assets and re-measure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

102   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Change in benefit obligation

Benefit obligation at beginning of year	3 891	4 137	489	545

Current service costs	136	160	11	13

Past service costs and adjustments	(15)	13	—	—

Plan participants' contributions	15	14	—	—

Benefits paid	(190)	(186)	(17)	(16)

Interest costs	190	159	23	21

Foreign exchange	4	17	2	2

Settlements	1	2	—	—

Actuarial remeasurement:

Experience loss (gain) arising on plan liabilities	16	25	10	(5)

Actuarial loss (gain) arising from changes in demographic assumptions	17	38	(13)	(1)

Actuarial loss (gain) arising from changes in financial assumptions	477	(488)	(7)	(70)

Benefit obligation at end of year	4 542	3 891	498	489

Change in plan assets

Fair value of plan assets at beginning of year	3 293	2 832	—	—

Employer contributions	178	220	—	—

Plan participants' contributions	15	14	—	—

Benefits paid	(177)	(178)	—	—

Foreign exchange	10	14	—	—

Settlements	1	2	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	158	112	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	299	279	—	—

Fair value of plan assets at end of year	3 775	3 293	—	—

Net unfunded obligation	767	598	498	489

Of the total net unfunded obligation as at December 31, 2014, 85% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2013 – 86%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.1 years (2013 – 14.0 years).

SUNCOR ENERGY INC. ANNUAL REPORT 2014    103

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Analysis of amount charged to earnings:

Current service costs	136	160	11	13

Past service costs	—	13	—	—

Interest costs	32	47	23	21

Defined benefit plans expense	168	220	34	34

Defined contribution plans expense	69	62	—	—

Total benefit plans expense charged to earnings	237	282	34	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Return on plan assets (excluding amounts included in net interest expense)	(299)	(279)	—	—

Experience loss (gain) arising on plan liabilities	16	25	9	(5)

Actuarial loss (gain) arising from changes in financial assumptions	477	(488)	(7)	(70)

Actuarial loss (gain) arising from changes in demographic assumptions	17	38	(13)	(1)

Actuarial loss (gain) recognized in other comprehensive income	211	(704)	(11)	(76)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Discount rate	3.95	4.70	3.90	4.70

Rate of compensation increase	3.45	3.45	3.35	3.30

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

104   SUNCOR ENERGY INC. ANNUAL REPORT 2014

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2014 that the health care costs would increase annually by 7% per person (2013 – 7%). This rate will remain constant in 2015 and will decrease 0.5% annually to 5% by 2020, and remain at that level thereafter.

Assumed discount rates, longevity rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefit obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(17)	21

Effect on the benefit obligations	(529)	671

One year change in longevity rate

Effect on the aggregate service and interest costs	6	(6)

Effect on the benefit obligations	100	(103)

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(58)	72

1% change in health care cost

Effect on the aggregate service and interest costs	2	(1)

Effect on the benefit obligations	27	(22)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2014	2013

Equities, comprised of:
– Canada	18	18
– United States	24	22
– Foreign	18	20

	60	60

Fixed income, comprised of:
– Canada	40	40

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund.

During the year, the company made cash contributions of $178 million to its defined benefit pension plans, of which $50 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2015 of $126 million.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    105

 24. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties(2)	Other(3)	Total

At December 31, 2012	4 688	367	733	5 788

Liabilities incurred	398	224	97	719

Change in discount rate	(542)	—	—	(542)

Changes in estimates	624	(15)	(392)	217

Liabilities settled	(423)	(52)	(132)	(607)

Accretion	174	—	5	179

Asset divestitures	(714)	—	—	(714)

Foreign exchange	33	—	3	36

At December 31, 2013	4 238	524	314	5 076

Less: current portion	(362)	(524)	(112)	(998)

	3 876	—	202	4 078

At December 31, 2013	4 238	524	314	5 076

Liabilities incurred	256	23	52	331

Change in discount rate	409	—	—	409

Changes in estimates	376	(90)	(41)	245

Liabilities settled	(364)	(185)	(55)	(604)

Accretion	186	—	3	189

Asset divestitures	(39)	—	—	(39)

Foreign exchange	39	—	1	40

At December 31, 2014	5 101	272	274	5 647

Less: current portion	(369)	(272)	(111)	(752)

	4 732	—	163	4 895

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2014 was approximately $8.9 billion (December 31, 2013 – $8.0 billion). A weighted average credit-adjusted risk-free interest rate of 3.93% was used to discount the provision recognized at December 31, 2014 (December 31, 2013 – 4.51%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
During 2014, after reaching an agreement with the Government of Alberta, the company settled a provision related to several outstanding issues under the Royalty Amending Agreements entered into in 2008.

(3)
For the year ended December 31, 2013, the company's other provisions decreased by $300 million as a result of the recognition of risk mitigation proceeds to earnings. In addition, the company divested one of its pipeline commitments to a third party, resulting in a $76 million decrease to provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31,	2014	2013

1% Increase	(665)	(579)

1% Decrease	909	704

106   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 25. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On August 5, 2014, Suncor renewed its normal course issuer bid (NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms (the 2014 NCIB). Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of the program renewal.

As of December 31, 2014, repurchases under the program have been suspended in response to the lower crude price environment.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2014	2013

Share repurchase activities (thousands of common shares)

Shares repurchased	42 027	49 492

Amounts charged to

Share capital	553	648

Retained earnings	1 118	1 027

Share repurchase cost	1 671	1 675

Average repurchase cost per share	39.76	33.85

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Dec 31 2014	Dec 31 2013

Amounts charged to

Share capital	—	108

Retained earnings	—	198

Liability for share purchase commitment	—	306

Dividends declared

On February 4, 2015, the company's Board of Directors approved a quarterly dividend of $0.28 per share on its common shares, payable March 25, 2015 to shareholders of record at the close of business on March 4, 2015.

26. SHARE-BASED COMPENSATION

(A) Equity-Settled Plans

Stock options that give the holder the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms, are accounted for as equity-settled plans.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    107

(i) Stock Option Plan

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life and vest annually over a three-year period.

The weighted average fair values of the options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2014	2013

Annual dividend per share	$1.02	$0.73

Risk-free interest rate	1.51%	1.40%

Expected life	5 years	5 years

Expected volatility	28%	48%

Weighted average fair value per option	$7.08	$11.72

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: SunShare 2012 Performance Stock Options, Executive Stock Options, and Key Contributor Stock Options. Options granted under these plans generally have a seven to ten-year life and vest over periods of up to four years.

(B) Cash-Settled Plans

(i) Cash-Settled Stock Option Plans

Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

(a) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Changes in the total outstanding stock options were as follows:

	2014		2013

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	34 997	37.54	47 324	38.33

Granted	5 935	36.29	4 209	32.50

Exercised for cash payment	(157)	34.70	(281)	27.34

Exercised as options for common shares	(7 831)	31.48	(4 750)	23.31

Forfeited/expired	(5 480)	47.81	(11 505)	45.57

Outstanding, end of year	27 464	36.97	34 997	37.47

Exercisable, end of year	18 084	37.95	27 104	38.31

108   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $40.13 (2013 – $33.66) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2014, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	1 589	2

30.00-39.99	16 221	5

40.00-49.99	9 484	3

50.00-59.99	144	3

60.00-69.97	26	3

Total	27 464	4

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2014	2013

	24 484	29 817

(ii) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% DSUs. Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2012	4 378	12 865	1 637

Granted	1 082	7 365	165

Redeemed for cash	(1 684)	(2 526)	(764)

Forfeited/expired	(135)	(658)	—

Outstanding, December 31, 2013	3 641	17 046	1 038

Granted	842	7 024	214

Redeemed for cash	(1 066)	(3 798)	(207)

Forfeited/expired	(821)	(672)	—

Outstanding, December 31, 2014	2 596	19 600	1 045

SUNCOR ENERGY INC. ANNUAL REPORT 2014    109

(iii) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

Changes in the number of outstanding SARs were as follows:

	2014		2013

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	5 805	29.75	7 776	29.65

Granted	99	36.05	88	32.60

Exercised	(3 248)	31.88	(1 567)	27.57

Forfeited/expired	(93)	36.70	(492)	35.47

Outstanding, end of year	2 563	27.05	5 805	29.75

Exercisable, end of year	2 409	26.54	5 665	29.61

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

($ millions)	2014	2013

Equity-settled plans	42	51

Cash-settled plans	266	341

Total share-based compensation expense	308	392

Liability Recognized for Share-Based Compensation

The following table summarizes the share-based compensation fair value recorded in accounts payable and accrued liabilities and other long-term liabilities for all cash-settled plans:

($ millions)	2014	2013

Current Liability	327	318

Long-term Liability (note 22)	341	335

Total Liability	668	653

The intrinsic value of the vested awards at December 31, 2014 was $349 million (December 31, 2013 – $347 million).

110   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $11.5 billion (December 31, 2013 – $9.6 billion) and the fair value at December 31, 2014 was $13.5 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to commodity price and foreign exchange movements and are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Assets Available for Sale	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at January 1, 2013	—	(43)	(1)	(44)

Fair value of contracts realized in earnings during the year	—	(271)	18	(253)

Changes in fair value during the year (note 8)	—	176	(18)	158

Fair value of contracts outstanding at December 31, 2013	—	(138)	(1)	(139)

Fair value of contracts realized in earnings during the year	—	(15)	(65)	(80)

Changes in fair value during the year (note 8)	—	173	176	349

Assets available for sale during the year (note 36)	183	—	—	183

Fair value outstanding at December 31, 2014	183	20	110	313

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and

SUNCOR ENERGY INC. ANNUAL REPORT 2014    111

    published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2014, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2014 and 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	137	88	—	225

Accounts payable	(165)	(199)	—	(364)

Balance at December 31, 2013	(28)	(111)	—	(139)

Accounts receivable	154	57	—	211

Accounts payable	(5)	(76)	—	(81)

Assets available for sale	—	183	—	183

Balance at December 31, 2014	149	164	—	313

During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2014 and 2013.

Financial Assets

($ millions)	Gross assets	Gross liabilities offset	Net amounts presented

Derivatives	225	(185)	40

Accounts receivable	3 092	(967)	2 125

Balance at December 31, 2013	3 317	(1 152)	2 165

Derivatives	1 520	(1 309)	211

Accounts receivable	1 603	(612)	991

Balance at December 31, 2014	3 123	(1 921)	1 202

112   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Liabilities

($ millions)	Gross liabilities	Gross assets offset	Net amounts presented

Derivatives	(364)	185	(179)

Accounts payable	(2 956)	967	(1 989)

Balance at December 31, 2013	(3 320)	1 152	(2 168)

Derivatives	(1 390)	1 309	(81)

Accounts payable	(1 642)	612	(1 030)

Balance at December 31, 2014	(3 032)	1 921	(1 111)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to enhance the company's operations and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2013.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$1.00 per barrel of crude oil as at December 31, 2014 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $10 million (2013 – $2 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2014 would decrease pre-tax earnings by approximately $110 million (2013 – $90 million).

The company also has foreign operations whose functional currency is different than the company's functional currency. The main exposures relate to foreign operations whose functional currencies are in U.S. dollars, euros (€) or pound sterling (£). A 1% strengthening in the Cdn$ relative to the US$, € and £ as at December 31, 2014 would decrease Other Comprehensive Income by approximately $43 million, $22 million and $21 million, respectively (2013 – $43 million, $26 million, and $21 million, respectively).

SUNCOR ENERGY INC. ANNUAL REPORT 2014    113

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial papers.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2014, the company had executed US$100 million in forward swaps. The proportion of floating interest rate exposure at December 31, 2014 was 6.5% of total debt outstanding. The weighted average interest rate on total debt for the year ended December 31, 2014 was 6.0%.

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $11 million (2013 – $8 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2014, and that the change in interest rates is effective from the beginning of the year.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operations, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2014 were $5.5 billion and $6.7 billion, respectively. Of Suncor's $6.7 billion in total credit facilities, $2.4 billion was drawn down at December 31, 2014. In addition, Suncor has in place an unused capacity of $1.25 billion under a Canadian debt shelf prospectus, and an unused capacity of $1.25 billion under the U.S. debt shelf prospectus.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is maintained through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2013

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	6 911	353	1 959

1 to 3 years	64	11	1 402

3 to 5 years	—	—	4 064

Over 5 years	—	—	15 746

	6 975	364	23 171

	December 31, 2014

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 623	1 390	1 621

1 to 3 years	23	—	1 604

3 to 5 years	50	—	4 280

Over 5 years	—	—	18 160

	5 696	1 390	25 665

(1)
Trade and other payables exclude net derivative liabilities of $81 million (2013 – $179 million)

(2)
Gross derivative liabilities of $1 390 million (2013 – $364 million) are offset by gross derivative assets of $1 309 million (2013 – $185 million), resulting in a net amount of $81 million (2013 – $179 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

114   SUNCOR ENERGY INC. ANNUAL REPORT 2014

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2014, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2014, the company's exposure was $1.520 billion (December 31, 2013 – $225 million).

28. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to cash flow from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2014 and 2013. The company's financial measures, as set out in the following schedule, were unchanged from 2013. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    115

($ millions)	Capital Measure Target	Dec 31 2014	Dec 31 2013

Components of ratios

Short-term debt		806	798

Current portion of long-term debt		34	457

Long-term debt		12 489	10 203

Total debt		13 329	11 458

Less: Cash and cash equivalents		5 495	5 202

Net debt		7 834	6 256

Shareholders' equity		41 603	41 180

Total capitalization (total debt plus shareholders' equity)		54 932	52 638

Cash flow from operations(1)		9 058	9 412

Net debt to cash from operations	<2.0 times	0.9	0.7

Total debt to total debt plus shareholders' equity		24%	22%

(1)
Cash flow from operations is expressed before changes in non-cash working capital, and is a non-GAAP financial measure.

29. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31, 2014 are set out below:

Material Joint Operations	Principal activity	Country of incorporation and principal place of business	Ownership % 2014	Ownership % 2013

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	40.80	40.80

Non-operated:

Syncrude	Oil sands development	Canada	12.00	12.00

Joslyn	Oil sands development	Canada	36.75	36.75

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.51-20.00	19.51-20.00

Hebron	Oil and gas production	Canada	22.73	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

116   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates in the company's refining and marketing operations are shown below:

	Joint ventures		Associates

($ millions)	2014	2013	2014	2013

Net earnings	3	9	7	10

Other comprehensive income (loss)	6	(2)	—	—

Total comprehensive income	9	7	7	10

Carrying amount as at December 31	119	120	51	46

30. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2014, are shown below:

Material Subsidiaries	Principal activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands and in situ assets.

Suncor Energy Products Inc.	This subsidiary holds interests in the company's energy marketing and renewable energy businesses.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	A subsidiary of Suncor Energy Products Inc. through which production from our upstream North American businesses is marketed. Through this subsidiary, we also administer Suncor's energy trading activities and power business, market certain third-party products, procure crude oil feedstock and natural gas for our downstream business, and procure and market NGLs and LPG for our downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

Suncor Energy Oil (North Africa) GmbH	A subsidiary through which the majority of the company's Libya operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    117

 31. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's refining and marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2014 and 2013 are as follows:

($ millions)	2014	2013

Sales	1 543	1 593

Purchases	312	245

Accounts receivable	80	92

Accounts payable and accrued liabilities	8	15

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2014	2013

Salaries and other short-term benefits	11	14

Pension and other post-retirement benefits	4	4

Share-based compensation	34	35

	49	53

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2015	2016	2017	2018	2019	2020 and beyond	Total

Commitments

Product transportation and storage	694	630	604	558	497	3 790	6 773

Energy services	233	183	178	180	181	866	1 821

Drilling commitments	86	43	21	—	—	—	150

Exploration work commitments	146	26	—	141	108	253	674

Other	183	56	37	38	36	377	727

Operating leases	532	508	424	350	317	1 783	3 914

	1 874	1 446	1 264	1 267	1 139	7 069	14 059

Significant operating leases expire at various dates through 2035. For the year ended December 31, 2014, operating lease expense was $0.6 billion (2013 – $0.6 billion).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include

118   SUNCOR ENERGY INC. ANNUAL REPORT 2014

commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $5.7 billion with contract terms up to 25 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

(b) Contingencies

Legal and environmental contingent liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position, except the CRA dispute as disclosed in note 12.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities recognized in note 24, which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2014, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.3 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$300 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor also carries risk mitigation instruments in the aggregate amount of $300 million on certain foreign operations.

Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2014, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint venture. As at December 31, 2014, the probability is remote that these guarantee commitments will impact the company.

33. VOYAGEUR UPGRADER PROJECT

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    119

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its then co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result of not proceeding with the upgrading portion of the project, a charge of $82 million was recorded to net earnings in 2013, including costs related to the acceleration of certain reclamation activities.

34. PROPERTY ACQUISITION

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

120   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 35. ASSET DISPOSITIONS

The company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

During 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

36. PIONEER DISPOSITION

During 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first half of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. The investment is classified as assets available for sale and included in Other Assets. An unrealized fair value adjustment resulted in an $85 million after-tax increase to Other Comprehensive Income during the third quarter of 2014.

37. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2014	2013

Beginning of year	342	318

Additions	4	24

End of year	346	342

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2014	2013

Suspended exploratory well costs that have been capitalized for a period less than one year	—	9

Suspended exploratory well costs that have been capitalized for a period greater than one year	346	333

	346	342

Number of suspended exploratory wells that have been capitalized for a period greater than one year	9	8

Suspended capitalized costs for exploratory wells completed prior to the end of 2014 are associated with projects located in i) Norway (three wells), ii) Libya (five wells) and iii) East Coast Canada (one well). The projects are awaiting the completion of economic evaluations, including, but not limited to, results of additional appraisal drilling, additional geological and geophysical data, and development plan approval.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    121

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
($ millions except per share amounts)	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	2013

Revenues and other income	10 477	10 649	10 273	9 091	40 490	10 016	9 714	10 373	10 194	40 297

Net earnings (loss)

Oil Sands	899	(76)	773	180	1 776	326	294	951	469	2 040

Exploration and Production	294	(37)	198	198	653	354	301	446	(101)	1 000

Refining and Marketing	787	306	426	173	1 692	782	432	350	458	2 022

Corporate, Energy Trading and Eliminations	(495)	18	(478)	(467)	(1 422)	(368)	(347)	(53)	(383)	(1 151)

	1 485	211	919	84	2 699	1 094	680	1 694	443	3 911

Operating earnings (loss)

Oil Sands	899	865	827	180	2 771	453	294	951	400	2 098

Exploration and Production	294	228	137	198	857	354	301	316	239	1 210

Refining and Marketing	787	306	426	173	1 692	782	432	350	458	2 022

Corporate, Energy Trading and Eliminations	(187)	(264)	(84)	(165)	(700)	(222)	(93)	(191)	(124)	(630)

	1 793	1 135	1 306	386	4 620	1 367	934	1 426	973	4 700

Cash flow from (used in) operations

Oil Sands	1 469	1 545	1 511	875	5 400	848	896	1 702	1 110	4 556

Exploration and Production	600	529	379	401	1 909	690	668	406	552	2 316

Refining and Marketing	930	505	503	240	2 178	1 067	646	371	534	2 618

Corporate, Energy Trading and Eliminations	(119)	(173)	(113)	(24)	(429)	(321)	40	49	154	(78)

	2 880	2 406	2 280	1 492	9 058	2 284	2 250	2 528	2 350	9 412

Per common share

Net earnings

– basic	1.01	0.14	0.63	0.06	1.84	0.72	0.45	1.13	0.30	2.61

– diluted	1.01	0.14	0.62	0.06	1.84	0.71	0.45	1.13	0.30	2.60

Operating earnings – basic	1.22	0.77	0.89	0.27	3.15	0.90	0.62	0.95	0.66	3.13

Cash dividends – basic	0.23	0.23	0.28	0.28	1.02	0.13	0.20	0.20	0.20	0.73

Cash flow from operations – basic	1.96	1.64	1.56	1.03	6.19	1.50	1.49	1.69	1.58	6.27

	For the Twelve Months Ended				For the Twelve Months Ended
	Mar 31 2014	Jun 30 2014	Sep 30 2014	Dec 31 2014	Mar 31 2013	Jun 30 2013	Sep 30 2013	Dec 31 2013

Return on capital employed

– excluding major projects in progress (%)	12.6	10.1	9.4	8.6	7.1	8.1	8.6	11.5

– including major projects in progress (%)	10.9	8.8	8.2	7.5	5.7	6.7	7.3	9.9

Certain financial measures above and in the rest of this document – namely operating earnings (loss), cash flow from (used in) operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. See the Non-GAAP Financial Measures and Definitions and Explanatory Notes on page 131 of this Annual Report for more information.
Footnotes and definitions, see page 131.

122   SUNCOR ENERGY INC. ANNUAL REPORT 2014

QUARTERLY OPERATING SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Oil Sands	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	2013

Total Production (mbbls/d)	424.4	403.1	441.1	419.3	421.9	389.0	309.4	423.6	446.5	392.5

Oil Sands operations

Production (mbbls/d)

Upgraded product (SCO and diesel)	312.2	276.2	292.5	276.3	289.1	308.6	220.6	299.0	301.5	282.6

Non-upgraded bitumen	77.1	102.6	119.2	107.9	101.8	49.2	56.0	97.4	108.1	77.9

Oil Sands operations production	389.3	378.8	411.7	384.2	390.9	357.8	276.6	396.4	409.6	360.5

Bitumen production (mbbls/d)

Mining	290.0	256.1	296.9	254.1	274.4	278.9	181.0	299.9	317.4	269.8

In Situ – Firebag	164.1	172.4	170.9	182.2	172.0	137.0	129.3	152.7	154.1	143.4

In Situ – MacKay River	23.0	27.4	28.2	28.7	27.0	28.5	28.2	29.2	28.3	28.5

Total bitumen production	477.1	455.9	496.0	465.0	473.4	444.4	338.5	481.8	499.8	441.7

Sales (mbbls/d)

Light sweet crude oil	123.0	107.7	93.1	75.5	99.7	112.7	51.0	99.0	103.2	91.5

Diesel	31.7	25.1	34.7	31.2	30.7	9.0	28.7	28.6	27.5	23.5

Light sour crude oil	167.8	139.9	175.3	152.7	158.9	190.6	147.9	159.9	166.1	166.0

Upgraded product (SCO and diesel)	322.5	272.7	303.1	259.4	289.3	312.3	227.6	287.5	296.8	281.0

Non-upgraded bitumen	70.3	107.4	116.9	110.2	101.4	47.1	56.4	84.3	115.0	76.0

Total sales	392.8	380.1	420.0	369.6	390.7	359.4	284.0	371.8	411.8	357.0

Average sales price(1) (dollars per barrel)

Sweet SCO and diesel	115.11	118.36	109.13	88.78	109.02	97.70	107.56	114.70	97.88	104.22

Sour SCO and bitumen	79.62	84.41	81.28	61.68	76.66	68.52	74.89	89.91	59.45	72.67

Average	93.63	96.40	89.38	69.51	87.46	78.41	84.14	98.42	71.64	82.83

Cash operating costs(2) ($/bbl)

Cash costs	30.65	30.05	28.10	31.15	30.00	31.95	42.75	30.30	33.90	34.10

Natural gas	4.95	4.05	3.00	3.30	3.80	2.85	3.80	2.30	2.95	2.90

	35.60	34.10	31.10	34.45	33.80	34.80	46.55	32.60	36.85	37.00

Cash operating costs – In situ bitumen production only(2) ($/bbl)

Cash costs	11.50	11.15	9.45	8.85	10.20	11.40	10.90	11.00	12.05	11.35

Natural gas	8.40	6.65	5.80	5.20	6.45	5.40	5.80	4.15	5.45	5.15

	19.90	17.80	15.25	14.05	16.65	16.80	16.70	15.15	17.50	16.50

Syncrude

Production (mbbls/d)	35.1	24.3	29.4	35.1	31.0	31.2	32.8	27.2	36.9	32.0

Average sales price(1) ($/bbl)	105.93	111.89	102.21	81.85	99.32	95.51	100.92	113.57	92.26	99.82

Cash operating costs(2) ($/bbl)*

Cash costs	44.25	61.65	42.20	42.85	46.75	40.45	40.95	48.90	38.20	41.75

Natural gas	2.75	2.80	2.20	1.85	2.40	1.60	1.50	1.25	1.45	1.45

	47.00	64.45	44.40	44.70	49.15	42.05	42.45	50.15	39.65	43.20

Footnotes and definitions, see page 131.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    123

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Exploration and Production	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	2013

Total Production (mboe/d)	120.9	115.3	78.2	138.3	113.0	207.1	190.7	171.4	111.6	169.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	18.2	15.2	11.9	24.0	17.3	14.2	16.8	20.5	5.6	14.2

Hibernia (mbbls/d)	25.2	24.2	22.3	20.8	23.1	27.8	25.7	28.8	25.8	27.1

White Rose (mbbls/d)	16.5	16.1	12.6	13.3	14.6	16.4	15.3	13.1	14.9	14.9

North America Onshore

Natural gas liquids and crude oil (mbbls/d)	1.2	1.1	0.8	0.1	0.8	7.6	6.2	5.8	1.6	5.3

Natural gas (mmcf/d)	18	21	14	14	17	263	251	238	17	192

	64.2	60.1	49.9	60.5	58.6	109.9	105.9	107.9	50.8	93.5

Exploration and Production International

Buzzard (mboe/d)	56.5	54.3	24.2	54.0	47.1	55.3	57.8	50.4	59.8	55.8

Golden Eagle (mboe/d)	—	—	—	2.2	0.6	—	—	—	—	—

Libya (mboe/d)	0.2	0.9	4.1	21.6	6.7	41.9	27.0	13.1	1.0	20.6

	56.7	55.2	28.3	77.8	54.4	97.2	84.8	63.5	60.8	76.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	121.53	122.04	112.68	80.42	108.21	114.32	105.83	118.24	118.83	114.25

Royalties	(34.41)	(34.78)	(31.71)	(14.52)	(25.97)	(26.61)	(23.70)	(30.23)	(32.77)	(28.16)

Transportation costs	(1.91)	(1.60)	(2.27)	(1.91)	(1.97)	(1.75)	(2.15)	(1.30)	(2.35)	(1.86)

Operating costs	(10.14)	(12.28)	(13.74)	(14.66)	(13.11)	(9.05)	(11.44)	(9.46)	(15.90)	(11.21)

Operating netback	75.07	73.38	64.96	49.33	67.16	76.91	68.54	77.25	67.81	73.02

Buzzard ($/boe)

Average price realized	114.40	116.43	109.67	84.87	106.96	113.33	102.17	113.30	111.43	109.95

Transportation costs	(2.85)	(2.80)	(3.18)	(2.60)	(2.84)	(2.39)	(2.40)	(2.30)	(2.90)	(2.51)

Operating costs	(5.77)	(5.73)	(14.74)	(4.47)	(6.42)	(5.80)	(6.29)	(7.64)	(4.94)	(5.94)

Operating netback	105.78	107.90	91.75	77.80	97.70	105.14	93.48	103.36	103.59	101.50

Libya ($/bbl)

Average price realized	—	—	—	—	—	110.69	104.62	—	—	108.30

Royalties	—	—	—	—	—	(41.81)	(79.56)	—	—	(56.70)

Transportation costs	—	—	—	—	—	(0.33)	(0.41)	—	—	(0.36)

Operating costs	—	—	—	—	—	(3.34)	(3.47)	—	—	(3.39)

Operating netback	—	—	—	—	—	65.21	21.18	—	—	47.85

Footnotes and definitions, see page 131.

124   SUNCOR ENERGY INC. ANNUAL REPORT 2014

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Refining and Marketing	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	2013

Refined product sales (mbbls/d)	515.3	515.9	542.4	548.2	531.7	542.2	532.1	568.6	528.2	542.9

Crude oil processed (mbbls/d)	442.0	391.1	435.7	440.8	427.5	443.0	414.5	448.8	419.0	431.3

Utilization of refining capacity (%) **	96	85	94	95	93	96	90	98	91	94

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	118.5	120.9	122.1	120.8	117.0	122.0	96.9	125.2	120.1	116.0

Distillate	84.8	76.4	81.7	84.9	107.2	84.9	113.8	76.1	81.6	89.1

Total transportation fuel sales	203.3	197.3	203.8	205.7	224.2	206.9	210.7	201.3	201.7	205.1

Petrochemicals	12.3	12.0	11.1	13.0	12.1	11.3	15.1	11.3	12.8	12.6

Asphalt	10.2	13.1	17.8	13.3	13.6	10.1	13.8	25.8	14.9	16.2

Other	30.1	30.6	32.8	36.4	32.5	33.3	32.7	27.7	19.5	28.3

Total refined product sales	255.9	253.0	265.5	268.4	282.4	261.6	272.3	266.1	248.9	262.2

Crude oil supply and refining

Processed at refineries (mbbls/d)	210.3	185.5	199.9	201.0	199.2	205.7	212.1	206.9	182.4	201.7

Utilization of refining capacity (%)	95	84	90	91	90	93	96	93	82	91

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.2	123.6	128.3	126.6	118.6	125.8	128.3	139.6	131.3	131.4

Distillate	122.3	105.0	117.3	126.7	100.3	129.6	102.5	129.6	121.7	120.7

Total transportation fuel sales	234.5	228.6	245.6	253.3	218.9	255.4	230.8	269.2	253.0	252.1

Asphalt	8.7	9.7	8.8	10.6	10.6	8.8	12.0	14.4	11.8	11.8

Other	16.2	24.6	22.5	15.9	19.8	16.4	17.0	18.9	14.5	16.8

Total refined product sales	259.4	262.9	276.9	279.8	249.3	280.6	259.8	302.5	279.3	280.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	231.7	205.6	235.8	239.8	228.3	237.3	202.4	241.9	236.6	229.6

Utilization of refining capacity (%)**	97	86	98	100	95	100	85	102	99	96

Footnotes and definitions, see page 131.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    125

FIVE-YEAR FINANCIAL SUMMARY
(unaudited)

($ millions)	2014	2013	2012(A)	2011	2010

			(restated)
Revenues and other income	40 490	40 297	38 526	38 792	32 604

Net earnings (loss)

Oil Sands	1 776	2 040	468	2 603	1 520

Exploration and Production	653	1 000	138	306	1 938

Refining and Marketing	1 692	2 022	2 137	1 726	819

Corporate, Energy Trading and Eliminations	(1 422)	(1 151)	(3)	(331)	(448)

	2 699	3 911	2 740	4 304	3 829

Operating earnings (loss)

Oil Sands	2 771	2 098	2 025	2 737	1 379

Exploration and Production	857	1 210	850	1 358	1 193

Refining and Marketing	1 692	2 022	2 152	1 726	796

Corporate, Energy Trading and Eliminations	(700)	(630)	(180)	(147)	(734)

	4 620	4 700	4 847	5 674	2 634

Cash flow from (used in) operations

Oil Sands	5 400	4 556	4 407	4 572	2 777

Exploration and Production	1 909	2 316	2 227	2 846	3 325

Refining and Marketing	2 178	2 618	3 138	2 574	1 538

Corporate, Energy Trading and Eliminations	(429)	(78)	(39)	(246)	(984)

	9 058	9 412	9 733	9 746	6 656

Capital and exploration expenditures (including capitalized interest)

Oil Sands	3 826	4 311	4 957	5 100	3 709

Exploration and Production	1 819	1 483	1 261	874	1 274

Refining and Marketing	1 021	890	644	633	667

Corporate, Energy Trading and Eliminations	295	93	95	243	360

	6 961	6 777	6 957	6 850	6 010

Total assets	79 671	78 315	76 401	74 777	68 607

Ending capital employed

Short-term and long-term debt, less cash and cash equivalents	7 834	6 256	6 639	6 976	11 254

Shareholders' equity	41 603	41 180	39 215	38 600	35 192

	49 437	47 436	45 854	45 576	46 446

Less capitalized costs related to major projects in progress	(6 203)	(6 502)	(8 729)	(12 106)	(12 890)

	43 234	40 934	37 125	33 470	33 556

Total Suncor employees (number at year-end)	13 980	13 946	13 932	13 026	12 076

Footnotes, see page 131.

126   SUNCOR ENERGY INC. ANNUAL REPORT 2014

FIVE-YEAR FINANCIAL SUMMARY (continued)
(unaudited)

	2014	2013	2012(A)	2011	2010

			(restated)
Dollars per common share

Net earnings	1.84	2.61	1.77	2.74	2.45

Operating earnings	3.15	3.13	3.14	3.61	1.69

Cash dividends	1.02	0.73	0.50	0.43	0.40

Cash flow from operations	6.19	6.27	6.30	6.20	4.25

Ratios

Return on capital employed (%)(B)	8.6	11.5	7.2	13.8	11.4

Return on capital employed (%)(C)	7.5	9.9	5.8	10.1	8.2

Debt to debt plus shareholders' equity (%)(D)	24	22	22	22	26

Net debt to cash flow from operations (times)(E)	0.9	0.7	0.7	0.7	1.7

Interest coverage – cash flow basis (times)(F)	15.5	16.8	17.7	16.4	11.7

Interest coverage – net earnings basis (times)(G)	6.6	9.5	7.9	10.7	8.8

(A)
Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the 2013 Annual Report. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results prior to and including 2011 and 2010 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

(B)
Net earnings adjusted for after-tax interest expense and after-tax foreign exchange loss (gain) on U.S. denominated long-term debt for the twelve month period ended; divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress, on a weighted average basis.

(C)
Average capital employed including capitalized costs related to major projects in progress.

(D)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(E)
Short-term debt plus long-term debt less cash and cash equivalents; divided by cash flow from operations for the year then ended.

(F)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(G)
Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    127

ANNUAL OPERATING SUMMARY
(unaudited)

Oil Sands	2014	2013	2012	2011	2010

Total Production (mbbls/d)	421.9	392.5	359.2	339.3	318.2

Oil Sands operations

Production (mbbls/d)

Upgraded product (SCO and diesel)	289.1	282.6	276.7	279.7	251.4

Non-upgraded bitumen	101.8	77.9	48.1	25.0	31.6

Oil Sands operations production	390.9	360.5	324.8	304.7	283.0

Bitumen production (mbbls/d)

Mining	274.4	269.8	266.2	287.1	266.2

In Situ – Firebag	172.0	143.4	104.0	59.5	53.6

In Situ – MacKay River	27.0	28.5	27.0	30.0	31.5

Total bitumen production	473.4	441.7	397.2	376.6	351.3

Sales (mbbls/d)

Light sweet crude oil	99.7	91.5	93.8	85.5	82.3

Diesel	30.7	23.5	24.5	24.3	20.4

Light sour crude oil	158.9	166.0	161.1	170.6	145.2

Upgraded product (SCO and diesel)	289.3	281.0	279.4	280.4	247.9

Non-upgraded bitumen	101.4	76.0	44.5	24.0	31.4

Total sales	390.7	357.0	323.9	304.4	279.3

Average sales price(1) ($/bbl)

Sweet SCO and diesel	109.02	104.22	96.95	103.95	74.71

Sour SCO and bitumen	76.66	72.67	72.93	80.17	66.60

Average	87.46	82.83	81.69	88.74	69.58

Cash operating costs(2) ($/bbl)

Cash costs	30.00	34.10	35.15	37.10	34.35

Natural gas	3.80	2.90	1.90	1.95	2.35

	33.80	37.00	37.05	39.05	36.70

Cash operating costs – In situ bitumen production only(2) ($/bbl)

Cash costs	10.20	11.35	15.50	20.10	14.70

Natural gas	6.45	5.15	3.90	5.40	5.55

	16.65	16.50	19.40	25.50	20.25

Syncrude

Production (mbbls/d)	31.0	32.0	34.4	34.6	35.2

Average sales price(1) ($/bbl)	99.32	99.82	92.69	101.80	80.93

Cash operating costs(2) ($/bbl)

Cash costs	46.75	41.75	38.10	38.80	34.35

Natural gas	2.40	1.45	1.20	1.65	1.70

	49.15	43.20	39.30	40.45	36.05

Footnotes and definitions, see page 131.

128   SUNCOR ENERGY INC. ANNUAL REPORT 2014

ANNUAL OPERATING SUMMARY (continued)
(unaudited)

Exploration and Production	2014	2013	2012	2011	2010

Total Production (mboe/d)	113.0	169.9	189.9	206.7	296.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	17.3	14.2	8.8	16.2	23.2

Hibernia (mbbls/d)	23.1	27.1	26.1	30.9	30.9

White Rose (mbbls/d)	14.6	14.9	11.6	18.5	14.5

North America Onshore

Natural gas liquids and crude oil (mbbls/d)	0.8	5.3	5.6	5.1	8.8

Natural gas (mmcf/d)	17	192	290	357	522

	58.6	93.5	100.4	130.3	164.4

Exploration and Production International

Production (mboe/d)

North Sea

Buzzard	47.1	55.8	48.0	42.9	55.5

Golden Eagle	0.6	—	—	—	—

Other North Sea	—	—	—	3.8	23.5

Other International

Libya	6.7	20.6	41.5	12.1	35.2

Syria	—	—	—	17.6	11.6

Trinidad and Tobago	—	—	—	—	6.7

	54.4	76.4	89.5	76.4	132.5

Netbacks

East Coast Canada ($/bbl)

Average price realized	108.21	114.25	114.46	110.31	82.38

Royalties	(25.97)	(28.16)	(33.40)	(34.49)	(27.99)

Transportation costs	(1.97)	(1.86)	(2.31)	(1.89)	(2.18)

Operating costs	(13.11)	(11.21)	(13.57)	(8.04)	(6.68)

Operating netback	67.16	73.02	65.18	65.89	45.53

Buzzard ($/boe)

Average price realized	106.96	109.95	108.46	107.18	79.73

Transportation costs	(2.84)	(2.51)	(2.34)	(2.00)	(1.82)

Operating costs	(6.42)	(5.94)	(6.38)	(4.71)	(3.07)

Operating netback	97.70	101.50	99.74	100.47	74.84

Other International ($/bbl)

Average price realized	—	108.30	110.99	96.06	70.59

Royalties	—	(56.70)	(66.93)	(54.69)	(30.67)

Transportation costs	—	(0.36)	(0.34)	(0.30)	(0.20)

Operating costs	—	(3.39)	(1.94)	(6.75)	(5.13)

Operating netback	—	47.85	41.78	34.32	34.59

Footnotes and definitions, see page 131.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    129

ANNUAL OPERATING SUMMARY (continued)
(unaudited)

Refining and Marketing	2014	2013	2012	2011	2010

Refined product sales (mbbls/d)	531.7	542.9	538.5	522.7	549.0

Crude oil processed (mbbls/d)	427.5	431.3	431.4	407.7	409.6

Utilization of refining capacity (%)**	93	94	95	92	92

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	117.0	116.0	124.5	131.5	139.8

Distillate	107.2	89.1	75.5	80.2	77.9

Total transportation fuel sales	224.2	205.1	200.0	211.7	217.7

Petrochemicals	12.1	12.6	12.6	13.2	15.8

Asphalt	13.6	16.2	15.1	15.1	17.1

Other	32.5	28.3	34.0	33.6	34.6

Total refined product sales	282.4	262.2	261.7	273.6	285.2

Crude oil supply and refining

Processed at refineries (mbbls/d)	199.2	201.7	197.7	201.3	192.0

Utilization of refining capacity (%)	90	91	89	94	89

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	118.6	131.4	128.3	118.0	118.8

Distillate	100.3	120.7	119.5	110.5	113.2

Total transportation fuel sales	218.9	252.1	247.8	228.5	232.0

Asphalt	10.6	11.8	10.1	7.5	7.9

Other	19.8	16.8	18.9	13.1	23.9

Total refined product sales	249.3	280.7	276.8	249.1	263.8

Crude oil supply and refining

Processed at refineries (mbbls/d)	228.3	229.6	233.7	206.4	217.6

Utilization of refining capacity (%)**	95	96	100	91	95

Retail outlets	1 511	1 505	1 509	1 732	1 723

Footnotes and definitions, see page 131.

130   SUNCOR ENERGY INC. ANNUAL REPORT 2014

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), cash flow from (used in) operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands cash operating costs for each quarter in 2014 and 2013 are each defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter for 2014 (Quarterly Reports). Cash flow from (used in) operations and ROCE for each quarter in 2014 and 2013 is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Operating earnings (loss), cash flow from (used in) operations, ROCE and Oil Sands cash operating costs for 2012, 2011 and 2010 are defined and reconciled in Suncor's Management's Discussion and Analysis (MD&A) for the year ended December 31, 2013 and December 31, 2012. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's MD&A contained in this Annual Report.

Definitions

(1)
Average sales price – This is calculated before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Effective January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Effective January 1, 2012, the Montreal and the Commerce City refineries' nameplate capacities increased to 137 mbbls/d and 98 mbbls/d, respectively. Comparative utilization percentages have not been restated.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

SUNCOR ENERGY INC. ANNUAL REPORT 2014    131

SHARE TRADING INFORMATION
(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013

Share ownership

Average number outstanding, weighted monthly (thousands)(a)	1 471 596	1 468 212	1 461 271	1 447 907	1 518 466	1 506 022	1 497 147	1 483 596

Share price (dollars)

Toronto Stock Exchange

High	38.80	47.18	46.00	41.30	34.80	33.30	37.63	38.56

Low	34.70	38.21	39.96	30.89	30.22	27.50	30.79	35.21

Close	38.61	45.50	40.53	36.90	30.44	31.00	36.83	37.24

New York Stock Exchange – US$

High	35.17	43.49	43.15	36.97	34.65	32.48	36.76	37.00

Low	31.30	34.62	35.77	26.56	29.75	26.83	29.05	33.13

Close	34.96	42.63	36.15	31.78	30.01	29.49	35.78	35.05

Shares traded (thousands)

Toronto Stock Exchange	157 762	163 254	156 781	278 305	198 039	282 074	179 207	161 863

New York Stock Exchange	200 111	200 730	190 337	343 828	232 287	333 004	236 817	239 349

Per common share information (dollars)

Net earnings attributable to common shareholders	1.01	0.14	0.63	0.06	0.72	0.45	1.13	0.30

Dividend per common share	0.23	0.23	0.28	0.28	0.13	0.20	0.20	0.20

(a)
The company had approximately 5 550 holders of record of common shares as at January 31, 2015.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

132   SUNCOR ENERGY INC. ANNUAL REPORT 2014

LEADERSHIP AND BOARD MEMBERS AS AT DECEMBER 31, 2014

Leadership

Steve Williams President and Chief Executive Officer
Eric Axford Executive Vice President, Business Services
Alister Cowan Executive Vice President and Chief Financial Officer
Paul Gardner Senior Vice President, Human Resources
Mark Little Executive Vice President, Upstream
Mike MacSween Executive Vice President, Major Projects
Janice Odegaard Senior Vice President, General Counsel and Corporate Secretary
Steve Reynish Executive Vice President, Strategy & Corporate Development
Kris Smith Executive Vice President, Refining & Marketing

Board of Directors

James Simpson Chair of the Board Calgary, Alberta
Steve Williams President and Chief Executive Officer Suncor Energy Inc. Calgary, Alberta
Mel Benson(3)(4) Calgary, Alberta
Dominic D'Alessandro(1) Chair, Governance Committee Toronto, Ontario
Doug Ford(2)(3) Bonita Springs, Florida
John Gass(4) Chair, Human Resources and Compensation Committee Palm Coast, Florida
Paul Haseldonckx(1) Chair, Environment, Health, Safety and Sustainable Development Committee Essen, Germany
John Huff(3)(4) Houston, Texas
Jacques Lamarre(1)(4) Montreal, Quebec
Maureen McCaw(1)(4) Edmonton, Alberta
Mike O'Brien(2) Chair, Audit Committee Canmore, Alberta
Eira Thomas(2)(3) West Vancouver, British Columbia
Michael Wilson(1)(2) Bragg Creek, Alberta
(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

SUNCOR ENERGY INC. ANNUAL REPORT 2014    133

This document was printed with environmentally friendly ink containing 70% bio renewable content. The paper used for this document is FSC® certified with 100 per cent of fiber sourced from recycled, controlled or certified wood sources. Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403 296 8000 suncor.com

QuickLinks

  EXHIBIT 99.1
2014 Annual Report to Shareholders for the period ended December 31, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS
6. ADOPTION OF NEW AND AMENDED IFRS STANDARDS
7. SEGMENTED INFORMATION
8. OTHER INCOME
9. OPERATING, SELLING AND GENERAL
10. ASSET IMPAIRMENT
11. FINANCING EXPENSES
12. INCOME TAXES
13. EARNINGS PER COMMON SHARE
14. CASH AND CASH EQUIVALENTS
15. SUPPLEMENTAL CASH FLOW INFORMATION
16. INVENTORIES
17. PROPERTY, PLANT AND EQUIPMENT
18. EXPLORATION AND EVALUATION ASSETS
19. OTHER ASSETS
20. GOODWILL AND OTHER INTANGIBLE ASSETS
21. DEBT AND CREDIT FACILITIES
22. OTHER LONG-TERM LIABILITIES
23. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
24. PROVISIONS
25. SHARE CAPITAL
26. SHARE-BASED COMPENSATION
27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
28. CAPITAL STRUCTURE FINANCIAL POLICIES
29. JOINT ARRANGEMENTS
30. SUBSIDIARIES
31. RELATED PARTY DISCLOSURES
32. COMMITMENTS, CONTINGENCIES AND GUARANTEES
33. VOYAGEUR UPGRADER PROJECT
34. PROPERTY ACQUISITION
35. ASSET DISPOSITIONS
36. PIONEER DISPOSITION
37. SUSPENDED EXPLORATORY WELL COSTS